
SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934


Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12


LINCOLN ELECTRIC HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)


Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:

TABLE OF CONTENTS



Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Lincoln Electric Holdings, Inc., which will be held at 10:30 a.m. on May 1, 2003 at the Wellington Center in Highland Heights, Ohio. A map showing the location of the Annual Meeting is printed on the outside back cover of the Proxy Statement.

Enclosed with this letter are the Annual Meeting Notice, Proxy Statement, Proxy and Voting Instruction Form and an envelope in which to return the Proxy and Voting Instruction Form. Also enclosed is a copy of the Annual Report. The Annual Report and Proxy Statement contain important information about the Company, its Board of Directors and its Executive Officers. Please read these documents carefully.

If you are a registered holder of Lincoln shares or a participant in the Company's Employee Savings Plan, as a convenience to you and as a means of reducing costs, you may choose to vote your Proxy electronically using the Internet or a touch-tone telephone instead of using the conventional method of completing and mailing the enclosed Proxy and Voting Instruction Form. Electronic proxy voting is permitted under Ohio law and the Company's Regulations. You will find instructions on how to vote electronically in the Proxy Statement and on the Proxy and Voting Instruction Form. Having the freedom to vote by means of the Internet, telephone or mail does not limit your right to vote in person at the Annual Meeting, if you prefer. If you do plan to attend the Annual Meeting, please check the attendance box on the enclosed Proxy and Voting Instruction Form, or when prompted if you cast your vote over the Internet or by telephone.

David C. Lincoln and Edward E. Hood, Jr. are both retiring from our Board this year. Mr. Lincoln has served on the Board for 46 years and has made great contributions to the growth and stability of the franchise over the years. Mr. Hood has served on the Board for 10 years and has brought valued expertise and independent judgment to the worldwide enterprise. We thank them for their important contributions and wish them well.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Anthony A. Massaro
Chairman, President and Chief Executive Officer
Lincoln Electric Holdings, Inc.

March 31, 2003

TABLE OF CONTENTS



NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Lincoln Electric Holdings, Inc. will be held at 10:30 a.m. on Thursday, May 1, 2003 at the Wellington Center, 777 Alpha Drive, Highland Heights, Ohio. Shareholders will be asked to vote on the following proposals:

(1) Election of one Director to serve for a term scheduled to expire in 2004, and election of four Directors each for a term scheduled to expire in 2006;

(2) Approval of amendment of the Company's 1998 Stock Option Plan to permit the granting of stock appreciation rights and the award of restricted shares and deferred shares;

(3) Ratification of the Directors' appointment of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2003; and

(4) Any other business properly brought before the meeting.

Shareholders of record at the close of business on March 19, 2003 are entitled to vote.

Frederick G. Stueber
Senior Vice President,
General Counsel and Secretary

March 31, 2003

Your vote is very important. Be sure that your shares are represented. Whether or not you plan to attend the Annual Meeting, we recommend that you mark, date, sign and return promptly the enclosed Proxy and Voting Instruction Form in the envelope provided or, in the alternative, vote your shares electronically either over the Internet (http://www.votefast.com) or by touch-tone telephone (1-800-542-1160).

If your shares are not registered in your own name and you would like to attend the Annual Meeting, please bring evidence of your share ownership with you. You should be able to obtain evidence of your share ownership from the broker, trustee, bank or other nominee that holds the shares on your behalf.

1

GENERAL INFORMATION

Who is soliciting proxies and why?

The enclosed Proxy is being solicited by the Directors of the Company, and the Company will pay the cost of the solicitation. In addition, certain Officers and other employees of the Company may, by telephone, letter or personal interview, request the return of proxies.

If your shares are held in your name, in order to vote your shares you must either attend the Annual Meeting and vote in person or appoint a proxy to vote on your behalf. Because the Directors of the Company realize that it would be highly unlikely that all shareholders would be able to attend the Annual Meeting, the Directors recommend that you appoint a proxy to vote on your behalf, as indicated on the accompanying Proxy and Voting Instruction Form, or appoint your proxy electronically via telephone or the Internet.

What is Householding?

To reduce the expense of delivering duplicate voting materials to shareholders who may have more than one account, we have taken advantage of the new Householding rules enacted by the Securities and Exchange Commission. These rules permit the Company to deliver only one set of voting materials to shareholders who share the same address, meaning only one copy of the Annual Report, Proxy Statement and any other shareholder communication will be sent to those households.

How do I obtain a separate set of voting materials?

If you share an address with another shareholder and have received only one copy of the Annual Report, Proxy Statement or any other shareholder communication, you may request that the Company send a separate copy of these materials to you at no cost to you. For future Annual Meetings, you may request separate copies of these materials, or request that the Company send only one set of these materials to you if you are receiving multiple copies, by sending a written notice to the Secretary of the Company at Lincoln Electric Holdings, Inc., c/o National City Bank, Corporate Trust Operations, Locator 5352, P.O. Box 92301, Cleveland, Ohio 44197-1200.

Who may vote?

Record holders of the common shares of Lincoln Electric Holdings, Inc. ("Lincoln Common") as of the close of business on March 19, 2003 are entitled to vote at the meeting. On that date, 41,856,748 shares of Lincoln Common were outstanding. Each share is entitled to one vote on each proposal properly brought before the meeting.

What shares are included on the proxy card?

If you are both a registered shareholder of the Company and a participant in The Lincoln Electric Company Employee Savings Plan ("401(k) Plan"), you may have received one Proxy and Voting Instruction Form that shows all shares of Lincoln Common registered in your name, including any Dividend Reinvestment Plan shares, and all shares you have (based on the units credited to your account) under the 401(k) Plan. Accordingly, your Proxy and Voting Instruction Form also serves as your voting directions to the 401(k) Plan Trustee.

Please note, however, that unless the identical name or names appeared on all your accounts, we were not able to consolidate your share information. If that was the case, you received more than one Proxy and Voting Instruction Form.

If your shares are held through a nominee, you will receive either a voting form or a proxy card from the nominee, instructing you on how to vote your shares, which may also include instructions on electronic voting.

What are the proposals on which I will be voting?

You are being asked to vote on three proposals:

(1) Election of one Director to serve for a term scheduled to expire in 2004 and election of four Directors each to serve for a term scheduled to expire in 2006;

(2) Approval of the amendment of the Company's 1998 Stock Option Plan to permit the granting of stock appreciation rights and the award of restricted shares and deferred shares; and

(3) Ratification of the Directors' appointment of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2003.

The Directors do not know of any other matters that are to be presented at the meeting. If any other matters come before the meeting of which we did not have notice prior to February 11, 2003, or that applicable laws otherwise would permit proxies to vote on a discretionary basis, it is intended that the persons authorized under solicited proxies will vote on the matters in accordance with their best judgment.

How do I vote?

Registered Holders. If your shares are registered in your name, you may vote in person or by proxy. If you decide to vote by proxy, you may do so in any **ONE** of the following three ways.

By telephone. After reading the proxy materials and with your Proxy and Voting Instruction Form in front of you, you may call the toll-free number **1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your Control Number from your Proxy and Voting Instruction Form. This number will identify you and the Company. Then you can follow the simple instructions that will be given to you to record your vote.

Over the Internet. After reading the proxy materials and with your Proxy and Voting Instruction Form in front of you, you may use your computer to access the website **http://www.votefast.com**. You will be prompted to enter your Control Number from your Proxy and Voting Instruction Form. This number will identify you and the Company. Then you can follow the simple instructions that will be given to you to record your vote.

By mail. After reading the proxy materials, please mark, sign and date your Proxy and Voting Instruction Form and return it in the enclosed prepaid and addressed envelope.

The Internet and telephone voting procedures have been set up for your convenience and have been designed to authenticate your identity, allow you to give voting instructions and confirm that those instructions have been recorded properly.

Whether you choose to vote over the Internet, by telephone or by mail, you can specify whether your shares should be voted for all, some or none of the nominees for Director (Proposal 1 on the Proxy and Voting Instruction Form). You can also specify whether you want to vote for or against, or abstain from voting for, Proposals 2 and 3, amendment of the Company's 1998 Stock Option Plan and the ratification of the independent auditors, respectively. If you do not specify how you want to vote your shares on your Proxy and Voting Instruction Form, your shares will be voted **for** the election of all the Director nominees, **for** the amendment of the Company's 1998 Stock Option Plan and **for** the ratification of the independent auditors.

Participants in the 401(k) Plan. If you participate in the 401(k) Plan, the Plan's independent Trustee, Fidelity Management Trust Company, will vote your Plan shares according to your voting directions. You may give your voting directions to the Plan Trustee in any **ONE** of the three ways set forth above under "Registered Holders." If you do not return your Proxy and Voting Instruction Form or do not vote over the Internet or by telephone, the Trustee will not vote your shares. Each participant who gives the Trustee voting directions acts as a named fiduciary for the Plan under the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Broker shares. If your shares are held by a bank, broker or other holder of record, that entity will give you separate voting instructions.

May I change my vote?

Yes. You have the right to change or revoke your proxy and may do so in any one of the following four ways:

(1) by sending a written notice to the Company's Secretary stating that you want to change your proxy vote;

(2) by submitting a properly signed Proxy and Voting Instruction Form with a later date;

(3) by entering later-dated telephone or Internet voting instructions; or

(4) by voting in person at the Annual Meeting. **NOTE: Because your 401(k) shares are held in a qualified plan, you are not able to vote 401(k) Plan shares at the Annual Meeting.**

If you plan to attend the Annual Meeting, please check the attendance box on the enclosed Proxy and Voting Instruction Form or indicate so when prompted on the telephone or over the Internet.

If you are a beneficial shareholder only, that is if your shares are not registered in your name but are held by a bank, broker, trustee, or some other nominee, you will have to check with your bank, broker, trustee or other nominee to determine how to change your vote. Also note, that if you plan to attend the meeting, you will not be able to vote in person at the meeting any of your shares held by a nominee unless you have a valid proxy from the nominee.

How are the votes counted?

Shareholder votes will be tabulated by an independent inspector of elections for the meeting. All properly signed Proxy and Voting Instruction Forms and all properly recorded Internet and telephone votes will be counted to determine whether or not a quorum is present at the meeting. Votes for the Director nominees that are marked "withhold" will not be counted in determining the election of Directors. Votes on Proposals 2 and 3 that are marked "abstain" have the same effect as votes **AGAINST** those Proposals.

May I receive future shareholder communications over the Internet?

If you are a registered shareholder, you may consent to accessing future shareholder communications (*e.g.*, proxy materials, Annual Reports and interim communications) over the Internet instead of receiving copies in the mail. You may give your consent by marking the appropriate box on your Proxy and Voting Instruction Form or following the prompts given you when you vote over the Internet or by telephone. If you choose electronic access to future shareholder communications, once there is sufficient interest in electronic delivery we will discontinue mailing the Proxy Statement and Annual Report to you, but you will receive a Proxy and Voting Instruction Form, together with a formal notice of the meeting, in the mail with instructions containing the Internet address or addresses to access shareholder communications.

Providing shareholder communications over the Internet will reduce the Company's printing and postage costs and the number of paper documents that you would otherwise receive. If you give your consent, there is no cost to you for this service other than charges you may incur from your Internet provider, telephone and/or cable company. Once you give your consent, it will remain in effect until you inform us otherwise.

If your shares are held through a bank, broker or other holder of record, check the information provided by that entity for instructions on how to choose to access future shareholder communications over the Internet.

When are shareholder proposals due for the 2004 Annual Meeting?

In order to be included in next year's Proxy Statement, a shareholder proposal must be submitted in writing to the Secretary of the Company at Lincoln Electric Holdings, Inc., 22801 Saint Clair Avenue, Cleveland, Ohio 44117-1199 by December 2, 2003.

May I submit a nomination for Director?

If you are a shareholder entitled to vote at an Annual Meeting, you may nominate one or more persons for election as Director of the Company at that meeting. The Company's Regulations require that you do this by sending a written notice to the Secretary of the Company at Lincoln Electric Holdings, Inc., 22801 Saint Clair Avenue, Cleveland, Ohio 44117-1199. The notice must include certain information about you as a shareholder of the Company and about the person you intend to nominate, including a statement about the person's willingness to serve, if elected. This written notice must be received in the Secretary's Office at least 80 days before the Annual Meeting at which the nomination is to be made. For complete details on the nomination process, contact the Secretary of the Company.

How do I contact the Company?

For general information, shareholders may contact the Company at the following address:

> Lincoln Electric Holdings, Inc.
> 22801 Saint Clair Avenue
> Cleveland, Ohio 44117-1199
> Attention: Roy Morrow, Director, Corporate Relations

Throughout the year, you may visit our website at http://www.lincolnelectric.com for information about current developments at the Company.


ELECTION OF DIRECTORS
Proposal No. 1


The Company's Regulations provide for three classes of Directors whose terms expire in different years. Ohio's General Corporation Law provides that, a quorum being present, the Director nominees receiving the greatest number of votes will be elected as Directors of the Company. Unless otherwise directed, shares represented by proxy will be voted **for** the following:

Class of 2004. The class of Directors whose term ends in 2004 has been fixed at five. Frank L. Steingass has agreed to stand for election to the Class of 2004. Mr. Steingass has been elected previously by the shareholders.

Class of 2006. The class of Directors whose term ends in 2006 has been fixed at four. Harold L. Adams, Robert J. Knoll, Henry L. Meyer III and John M. Stropki, Jr. are standing for election. Messrs. Meyer and Stropki have been elected previously by the shareholders.

If any of the nominees is unable to stand for election, the Board may provide for a lesser number of nominees or designate a substitute. In the latter event, shares represented by proxies may be voted for the substitute. We have no reason to believe that any of the nominees will be unable to stand for election.

DIRECTORS' BIOGRAPHIES

The following table sets forth biographical information about the Director nominees and the Directors whose terms of office will continue after this Annual Meeting. Except as otherwise indicated, each of the Director nominees and continuing Directors has held the occupation listed below for more than five years.

NOMINEE FOR TERM ENDING IN 2004

Frank L. Steingass	
Age:	63
Director Class Year/ Service:	2003; standing for reelection at this Annual Meeting; Director since 1971
Recent Business Experience:	Mr. Steingass was formerly President of Buehler/ Steingass, Inc., a position he held from 1970 to October 15, 2000.

NOMINEES FOR TERM ENDING IN 2006

Harold L. Adams

Age:	63
Director Class Year/ Service:	2003; standing for reelection at this Annual Meeting; Director since July 2002
Recent Business Experience:	Chairman and Chief Executive Officer of RTKL Associates Inc., a position he has held since 1987.
Other Directorships:	Legg Mason, Inc.

Robert J. Knoll

Age:	60
Director Class Year/ Service:	2003; standing for reelection at this Annual Meeting; Director since March 2003
Recent Business Experience:	Former Partner of Deloitte & Touche LLP, a position he held from 1978 to his retirement in 2000. From 1995 to 1999, Mr. Knoll served as National Director of the firm's Accounting and Auditing Professional Practice with oversight responsibility for the firm's accounting and auditing consultation process, SEC practice and risk management process.

Henry L. Meyer III

Age:	53
Director Class Year/ Service:	2003; standing for reelection at this Annual Meeting; Director since 1994
Recent Business Experience:	Mr. Meyer is Chairman, President and Chief Executive Officer of KeyCorp. He was Chief Operating Officer of KeyCorp from 1995 to January 31, 2001. Mr. Meyer also served as Chairman, President and Chief Executive Officer of KeyBank National Association, a subsidiary of KeyCorp, from September 1999 to August 2001.
Other Directorships:	KeyCorp

John M. Stropki, Jr.

Age:	52
Director Class Year/ Service:	2003; standing for reelection at this Annual Meeting; Director since 1998
Recent Business Experience:	Mr. Stropki is Executive Vice President of the Company and President, North America, positions to which he was elected in May 1996.

7

CONTINUING DIRECTORS

David H. Gunning

Age:	60
Director Class Year/ Service:	2005; Director since 1987
Recent Business Experience:	Mr. Gunning serves as Vice Chairman of Cleveland-Cliffs Inc, a position he has held since April 2001. Previously, Mr. Gunning served as the Principal of Encinitos Ventures, a position he held from 1997 to 2001. He served as Chairman, President and Chief Executive Officer of Capitol American Financial Corporation from 1993 until its sale in early 1997.
Other Directorships:	Cleveland-Cliffs Inc and Southwest Gas Corporation

Paul E. Lego

Age:	72
Director Class Year/ Service:	2005; Director since 1993
Recent Business Experience:	Mr. Lego is President of Intelligent Enterprises, Inc., a position he has held since 1993. He is the Non-Executive Chairman of Commonwealth Industries, Inc. and has also been a Principal of Orlimar Golf Company since 1998. He was formerly Chairman and Chief Executive Officer of Westinghouse Electric Corporation until his retirement in 1993.
Other Directorships:	Commonwealth Industries, Inc. and Orlimar Golf Company

G. Russell Lincoln

Age:	56
Director Class Year/ Service:	2005; Director since 1989
Recent Business Experience:	Mr. Lincoln is President of N.A.S.T. Inc., a position he has held since 1996. From 1984 to 1996, he served as Chairman of the Board and Chief Executive Officer of Algan, Inc.

Hellene S. Runtagh

Age:	54
Director Class Year/ Service:	2005; Director since 2001
Recent Business Experience:	Ms. Runtagh is the former President and Chief Executive Officer of the Berwind Group, a position she held from June 2001 through December 2001. Prior to that, she was Executive Vice President of Universal Studios from February 1997 until January 2001.
Other Directorships:	COVAD Communications Group, Inc.

CONTINUING DIRECTORS

Harry Carlson

Age:	68
Director Class Year/ Service:	2004; Director since 1973
Recent Business Experience:	Mr. Carlson is former Vice Chairman of the Company, a position he held from 1987 until his retirement in 1995.

Ranko Cucuz

Age:	59
Director Class Year/ Service:	2004; Director since 2001
Recent Business Experience:	Mr. Cucuz is the former Chairman, President and Chief Executive Officer of Hayes Lemmerz International, Inc., formerly known as Hayes Wheels International, Inc. ("Hayes Lemmerz"). He held these positions from 1998 to September 2001. Mr. Cucuz was President and Chief Executive Officer of Hayes Wheels from 1992 to 1997, when Hayes Wheels acquired Lemmerz Holding.
	Mr. Cucuz ceased serving as President and Chief Executive Officer of Hayes Lemmerz in August 2001 and ceased serving as Chairman in September 2001. In December 2001, Hayes Lemmerz filed for protection under Chapter 11 of the United States Bankruptcy Code.
Other Directorships:	Cleveland-Cliffs Inc and Hayes Lemmerz International, Inc.

Kathryn Jo Lincoln

Age:	48
Director Class Year/ Service:	2004; Director since 1995
Recent Business Experience:	Ms. Lincoln is Chairman of The Lincoln Institute of Land Policy and President of The Lincoln Foundation, Inc.
Other Directorships:	Johnson Bank Arizona, NA

Anthony A. Massaro

Age:	59
Director Class Year/ Service:	2004; Director since 1996
Recent Business Experience:	Mr. Massaro is Chairman, President and Chief Executive Officer of the Company. He was elected President and Chief Executive Officer in 1996 and Chairman in 1997.
Other Directorships:	Commercial Metals Company, PNC Financial Services Group, Inc. and Thomas Industries, Inc.

DIRECTOR COMMITTEES AND MEETINGS

Audit Committee

Members:	David H. Gunning (Chair), Harold L. Adams, Kathryn Jo Lincoln and Hellene S. Runtagh Robert J. Knoll, elected to the Board on March 5, 2003, is expected to serve on the Audit Committee.
Number of 2002 Meetings:	Five
Principal Responsibilities:	• The Board has adopted a revised Charter for the Audit Committee, which is attached as Appendix A.

Compensation and Executive Development Committee

Members:	Edward E. Hood, Jr. (Chair), Ranko Cucuz, Paul E. Lego, David C. Lincoln, G. Russell Lincoln and Hellene S. Runtagh
Number of 2002 Meetings:	Four
Principal Responsibilities:	• reviews and establishes total compensation of the Chief Executive Officer and the other Executive Officers • annually assesses the performance of the Chief Executive Officer • monitors the Company's key management resources, structure, succession planning, development and selection processes and the performance of key executives • reviews and recommends to the Board the appointment and removal of elected officers of the Company • administers the Company's employee stock and incentive plans and reviews and makes recommendations to the Board concerning all employee benefit plans • reviews and recommends to the Board new or amended executive compensation plans

10

Nominating and Corporate Governance Committee

Members:	Henry L. Meyer III (Chair), Harold L. Adams, David H. Gunning and Kathryn Jo Lincoln
Number of 2002 Meetings:	Five
Principal Responsibilities:	• establishes criteria and procedures for qualification and selection of candidates for Board membership, including nominations from shareholders
	• establishes criteria and procedures for determining whether incumbent Directors should be recommended for reelection
	• evaluates, and recommends to the Board, candidates to be included in the annual proxy materials
	• identifies and recommends candidates to fill Board vacancies
	• assists in attracting qualified members to the Board
	• reviews Director compensation, benefits and expense reimbursement plans and programs and makes recommendations to the Board
	• establishes policies with respect to the composition, organization and practices of the Board
	• periodically reviews the quality, sufficiency and timeliness of information furnished to the Board
	• reviews external developments in corporate governance matters and makes recommendations to the Board

Finance Committee

Members:	Paul E. Lego (Chair), Harry Carlson, Ranko Cucuz, Edward E. Hood, Jr., David C. Lincoln, G. Russell Lincoln, Henry L. Meyer III and Frank L. Steingass
Number of 2002 Meetings:	Five
Principal Responsibilities:	considers and makes recommendations, as necessary, on matters related to the financial affairs and policies of the Company, including
	• capital structure issues
	• dividend policy
	• investment and debt policies
	• asset and portfolio management
	• financial transactions

Your Board held seven meetings in 2002. Each of the current Directors attended at least 75 percent of the total number of meetings of Directors and meetings of committees on which he or she served.

FAMILY RELATIONSHIPS

Our business was founded by John C. Lincoln and managed jointly for many years with his brother, James F. Lincoln. David C. Lincoln is the son of John C. Lincoln and the father of Kathryn Jo Lincoln. G. Russell Lincoln and Frank L. Steingass are the grandsons of James F. Lincoln and first cousins. Harry Carlson is married to a granddaughter of James F. Lincoln and is therefore related to Frank L. Steingass and G. Russell Lincoln as a first cousin by marriage.

<h1 style="text-align:center">TRANSACTIONS WITH DIRECTORS</h1>

Henry L. Meyer III, one of our Directors, is Chairman, President and Chief Executive Officer of KeyCorp. KeyBank National Association, a subsidiary of KeyCorp, serves as the administrative agent and letter of credit issuer for the Company's $125 million credit agreement, a principal credit facility of the Company in which six institutions participate. KeyBank has made a commitment thereunder, in the amount of $23 million. In addition, during 2002, KeyBank served as the independent trustee of the Company's 401(k) Plan. That service ended on December 31, 2002.

All of the transactions with KeyBank were carried out in the ordinary course of business, upon terms no less favorable to the Company than would apply to similar transactions with unrelated companies.

<h1 style="text-align:center">DIRECTOR COMPENSATION</h1>

General. An employee of the Company who also serves as a Director does not receive any additional compensation for serving as a Director or as a member or chair of a committee.

2002 Director Compensation Package. During 2002, the Directors' compensation package for non-employee Directors was based on the following principles:

- a significant portion of Director compensation should be aligned with creating and sustaining shareholder value;

- Directors should hold a significant number of shares of Lincoln Common; and

- total compensation should be structured to attract and retain a diverse and truly superior Board of Directors.

With those principles in mind, the compensation package in 2002 was comprised of the following components:

- a two-part base annual retainer consisting of $24,000 in cash plus an award of stock options granted pursuant to the Stock Option Plan for Non-Employee Directors;

- an annual retainer of $2,000 for each Committee chair;

- an annual retainer of $2,000 for each Committee member;

- Board meeting fees of $1,000 for each meeting attended; and

- Committee meeting fees of $1,000 for each meeting attended.

Stock Option Plan for Non-Employee Directors. Approved by shareholders in May 2000, the Plan provides for:

- an annual grant of an option to purchase 2,000 shares of Lincoln Common to each eligible Director in office on the date of the grant; and

- an initial grant of an option to purchase 6,000 shares of Lincoln Common to Directors who become eligible by virtue of their election after December 31, 1999.

The option price may not be less than the per share fair market value of Lincoln Common on the date of grant. An option becomes exercisable after the optionee has continuously served as a Director for one year from the date of grant. Once the optionee has completed one year of service as a Director after the date of grant, the option may be exercised in whole or in part with respect to 100% of the underlying shares of Lincoln Common. Options granted under the Plan have a 10-year term.

In accordance with the terms of the Plan, on November 29, 2002, each of the current Directors received an option to purchase 2,000 shares of Lincoln Common at an exercise price of $25.50 per share. Also in accordance with the terms of the Plan, following his election as a Director of the Company on July 24, 2002, Mr. Adams received an option to purchase 6,000 shares of Lincoln Common at an exercise price of $22.40 per share.

Non-Employee Directors' Deferred Compensation Plan. Adopted in 1995, this Plan allows the non-employee Directors to defer payment of all or a portion of their annual cash compensation. This Plan allows each participating non-employee Director to:

- elect to defer a specified dollar amount or a percentage of his or her cash compensation;

- have the deferred amount credited to the Director's account and deemed invested in either an obligation of the Company adjusted in accordance with the return on the Standard & Poor's 500 Composite Stock Index and/or an obligation of the Company earning interest at a rate equal to the Moody's Corporate Average Bond Index; and

- elect to begin payment of the deferred amounts as of the earlier of termination of services as a Director, death or a date not less than two years after the fees are initially deferred.

As of December 31, 2002, two Directors had elected to defer their cash compensation pursuant to this Plan.

Directors' Charitable Award Program. Upon the death of a participating non-employee Director, the Company will donate an aggregate of $500,000 (in 10 annual installments) to one or more charitable organizations recommended by the participating Director and approved by the Company. This Program is funded through insurance policies on the lives of the participating Directors.

- Five years of service as a Director are required for eligibility under the Program.

- In 2002, the Company paid $251,000 in premiums on current insurance policies.

- All charitable deductions and the cash surrender value of the policies accrue solely to the Company; the Directors derive no financial benefit.

The non-employee Directors currently participating in the Program are Harry Carlson, David H. Gunning, Paul E. Lego, G. Russell Lincoln and Kathryn Jo Lincoln.

MANAGEMENT OWNERSHIP OF SHARES

The following table sets forth certain information regarding ownership of Lincoln Common as of February 28, 2003 by the Director nominees, continuing Directors, each of the Company's Executive Officers named in the "Summary Compensation Table" on page 21 and all Directors and Executive Officers as a group. Except as otherwise indicated, voting and investment power with respect to shares reported in this table are not shared with others.

BENEFICIAL OWNERSHIP TABLE

Non-Employee Directors and Director Nominees	Number of Shares of Lincoln Common Beneficially Owned (1)	Percent of Class
Harold L. Adams	2,000	*
Harry Carlson	297,778(2)	*
Ranko Cucuz	8,000(3)	*
David H. Gunning	4,485(4)	*
Edward E. Hood, Jr.	11,559(5)	*
Robert J. Knoll	0	*
Paul E. Lego	13,559(6)	*
David C. Lincoln	5,157,361(7)	12.29%
G. Russell Lincoln	277,853(8)	*
Kathryn Jo Lincoln	2,262,184(9)	5.39%
Henry L. Meyer III	13,559(10)	*
Hellene S. Runtagh	10,000(11)	*
Frank L. Steingass	400,425(12)	*
Named Executive Officers		
Anthony A. Massaro	494,871(13)	1.18%
John M. Stropki, Jr.	221,099(14)	*
H. Jay Elliott	169,433(15)	*
Frederick G. Stueber	57,301(16)	*
James E. Schilling	40,940(17)	*
All Directors and Executive Officers as a group (20 persons)	7,314,370(18)	17.44%(18)

* Indicates less than 1%

(1) Reported in compliance with the beneficial ownership rules of the Securities and Exchange Commission, under which a person is deemed to be the beneficial owner of a security, for these purposes, if he or she has or shares voting power or investment power over the security or has the right to acquire the security within 60 days of February 28, 2003.

(2) Of the 297,778 shares reported, Mr. Carlson held of record 133,366 shares. Of the remaining 164,412 shares, 136,302 shares were held of record by his spouse; 24,110 shares were held of record by Carlson Holdings LLC, a company controlled by Mr. Carlson and his spouse, as to which he shares investment and voting power with his spouse; and 4,000 shares may be acquired upon the exercise of stock options within 60 days of February 28, 2003. Mr. Carlson disclaims beneficial ownership of the shares held of record by his spouse and by Carlson Holdings LLC.

(3) Consists of 8,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(4) Includes 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(5)   Includes 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(6)   Includes 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(7)   Of the 5,157,361 shares reported, David C. Lincoln and his wife held of record an aggregate of 1,579,583 shares. The remaining 3,577,778 shares were held of record as follows: 2,216,244 shares by The Lincoln Foundation, Inc., of which Mr. Lincoln is a director; 602,804 shares by a trust for which Mr. Lincoln serves as a co-trustee and in which he both has a lifetime interest and shares voting power; 602,804 shares by a trust for which Mr. Lincoln both serves as a co-trustee and shares voting power, and in which his sister has a lifetime interest; 80,000 shares by a trust of which Mr. Lincoln is a trustee, for the benefit of his nephew; 34,776 shares by two trusts for which Mr. Lincoln is a co-trustee, for the benefit of his nieces; 6,130 shares by a trust of which Mr. Lincoln is a trustee, for the benefit of his mother's grandchildren; 31,020 shares by Vika Corporation, a corporation of which Mr. Lincoln is a director; and 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003. Mr. Lincoln shares investment and voting power with respect to the shares owned by The Lincoln Foundation, Inc. with his daughter, Kathryn Jo Lincoln. With the exception of the shares held of record by Mr. Lincoln and his wife and by Vika Corporation, Mr. Lincoln disclaims beneficial ownership of the other foregoing shares except to the extent of his pecuniary interest therein, if any.

(8)   Of the 277,853 shares reported, G. Russell Lincoln held of record 186,792 shares. An additional 514 shares were held of record by his spouse. The remaining 90,547 shares were held of record as follows: 28,877 shares by three trusts, as to each of which Mr. Lincoln is a trustee, for the benefit of his children; 30,170 shares by the Laura R. Heath Family Trust for which Mr. Lincoln serves as trustee; 27,500 shares by The G. Russell and Constance P. Lincoln Family Foundation for which Mr. Lincoln serves as a trustee; and 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003. Mr. Lincoln disclaims beneficial ownership of the shares held by his spouse, the trusts and the Foundation.

(9)   Of the 2,262,184 shares reported, 40,440 shares were held of record by a trust established by Ms. Lincoln, under which she has sole investment and voting power. The remaining 2,221,744 shares were held of record as follows: 2,216,244 shares were held of record by The Lincoln Foundation, Inc., of which Ms. Lincoln is the President, as to which shares Ms. Lincoln disclaims beneficial ownership; 1,500 shares were held by a trust of which Ms. Lincoln is a trustee, for the benefit of David R. Woker, as to which shares Ms. Lincoln disclaims beneficial ownership; and 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(10) Of the 13,559 shares reported, 9,559 shares were held of record by a trust established by Mr. Meyer and his spouse, under which Mr. Meyer may be deemed to share investment and voting power, and 4,000 shares may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(11) Includes 8,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(12) Of the 400,425 shares reported, Mr. Steingass held of record 358,929 shares. The remaining 41,496 shares were held of record as follows: 2,400 shares by Buehler/ Steingass, Inc., a corporation which Mr. Steingass served as President, as to which shares he disclaims beneficial ownership; 35,096 shares by Mr. Steingass' spouse, as to which shares Mr. Steingass also disclaims beneficial ownership; and 4,000 shares that may be acquired upon the exercise of stock options within 60 days of February 28, 2003.

(13) Of the 494,871 shares reported, Mr. Massaro held of record 32,905 shares and has or had the right to acquire 461,766 shares upon the exercise of stock options within 60 days of February 28, 2003. The remaining 200 shares were held of record by Mr. Massaro's spouse, as to which shares he disclaims beneficial ownership.

(14) Of the 221,099 shares reported, 28,438 shares were held of record by a trust established by Mr. Stropki and his spouse, under which they share investment and voting power. Mr. Stropki has or had the right to acquire 192,661 shares upon the exercise of stock options within 60 days of February 28, 2003.

(15) Of the 169,433 shares reported, Mr. Elliott held of record 17,202 shares and has or had the right to acquire 142,166 shares upon the exercise of stock options within 60 days of February 28, 2003. The remaining 10,075 shares were held of record by Mr. Elliott's spouse, as to which shares he disclaims beneficial ownership.

(16) Of the 57,301 shares reported, Mr. Stueber held of record 5,300 shares and has or had the right to acquire 52,001 shares upon the exercise of stock options within 60 days of February 28, 2003.

(17) Of the 40,940 shares reported, Mr. Schilling held of record 6,574 shares and has or had the right to acquire 34,366 shares upon the exercise of stock options within 60 days of February 28, 2003.

(18) 2,216,244 shares held of record by the Lincoln Foundation, Inc., over which both David C. Lincoln and Kathryn Jo Lincoln share investment and voting power, were only counted once in these totals. Also includes 1,018,458 shares which all Executive Officers and Directors, as a group, have or had the right to acquire upon the exercise of stock options within 60 days of February 28, 2003.

In addition to the above management holdings, as of February 28, 2003, The Lincoln Electric Company 401(k) Savings Plan held 1,271,751 shares of Lincoln Common, or 3.03% of the shares of Lincoln Common outstanding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Executive Officers to file reports of beneficial ownership and changes in beneficial ownership with respect to the securities of the Company with the Securities and Exchange Commission and to furnish copies of these reports to the Company. Based on a review of these reports, the Company believes that for the year 2002 all filing requirements were met on a timely basis.

OTHER OWNERSHIP OF SHARES

Set forth below is information with respect to any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be an owner of more than 5% of the shares of Lincoln Common, other than the persons indicated in the "Beneficial Ownership Table" on page 14. The following information was filed with the Securities and Exchange Commission on or before February 14, 2003, with respect to shares owned as of December 31, 2002.

Name and Address of Beneficial Owner	No. of Shares and Nature of Beneficial Ownership	Percent of Class
Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	2,783,750(1)	6.59%
KeyCorp 127 Public Square Cleveland, Ohio 44114-1306	2,279,137(2)	5.40%

(1) Of the total amount reported as beneficially owned by Royce & Associates, LLC, Royce has sole voting and dispositive power over 2,783,750 shares. In its Schedule 13G filing with the Securities and Exchange Commission, Royce states that the shares of Lincoln Common reported in the filing were acquired in the ordinary course of business and not for the purpose nor with the effect of changing or influencing control of the Company.

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(2) KeyCorp and its wholly-owned subsidiary KeyBank National Association (together "KeyCorp") have indicated that, as of December 31, 2002, KeyCorp was the record owner of 2,279,137 shares of Lincoln Common, as to which it disclaims beneficial ownership. Of the total amount reported owned by it, KeyCorp has sole voting power over 553,921 shares, shared voting power over 100,056 shares, sole dispositive power over 220,944 shares and shared dispositive power over 2,058,193 shares of Lincoln Common. In its Schedule 13G filing with the Securities and Exchange Commission, KeyCorp states that the shares of Lincoln Common reported in the filing were acquired in the ordinary course of business and not for the purpose nor with the effect of changing or influencing control of the Company.

COMPENSATION AND EXECUTIVE DEVELOPMENT COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Executive Development Committee of the Board of Directors consists solely of non-employee Directors. Its primary charge is to determine and report to the Board on the compensation (or method of calculating it) for the Chairman, President and Chief Executive Officer and each other Executive Officer who is among the five highest paid executives. In addition, the Committee establishes procedures and conducts succession planning for the Chief Executive Officer and other executive management positions, and reviews and makes recommendations to the Board concerning the Company's employee benefit programs, other than health and welfare programs. The Chief Executive Officer recommends the compensation of the other Executive Officers, subject to Committee review and approval.

Executive Compensation Policy

Our executive compensation policy is based on our long-standing commitment to incentive-based compensation for all employees, including officers. The cash bonus program exemplifies this commitment. For many years, The Lincoln Electric Company, the Company's principal domestic subsidiary, has administered a discretionary employee bonus program featuring a cash distribution determined on the basis of a formula that takes into account Company performance, as well as individual earnings and performance. Virtually all domestic full-time employees participate in the program. Generally, the Company's foreign subsidiaries have also adopted formula-based cash bonus programs. The cost of the Company's cash bonus programs, net of hospitalization costs but inclusive of payroll taxes, was $32.2 million in 2002, $31.9 million in 2001, and $54.5 million in 2000.

The Committee's approach to executive compensation is generally the same as the Company's approach to employee compensation. The base salaries of executives are set at approximately the 40th percentile of the Company's peer group; *i.e.*, base salaries are somewhat below market average. The Committee believes, however, that cash bonus opportunities should be above average, with the 75th percentile of our peer group used as the target for total cash compensation (base and bonus). In making these determinations, the Committee uses a peer group consisting of 200-300 manufacturers based in the United States having revenues comparable to those of the Company. The Committee also believes that payments of above-average bonuses should only be made where both the individual's performance and that of his or her particular business unit warrant it. Therefore, target bonus amounts are established each year based on anticipated superior individual performance and achievement of applicable financial results. If either of these factors is not met, the percentage of target paid reduces significantly, with the potential that no bonus will be paid. A portion of the financial component is based on consolidated financial results while the remainder is attributable to regional/divisional financial results, depending upon the individual's responsibilities. The financial targets for 2002 were based on achievement of earnings before interest, taxes and the cash bonus referred to above. The financial targets were set on the same basis for 2003. By tying a significant portion of the target to specific business unit results, it is possible for certain participants to receive a higher percentage of target than that of other participants where their business unit performance is better. This was the case in 2002, where the non-U.S. businesses generally performed better. Therefore, participants tied to non-U.S. business

17

results received a higher percentage of target than U.S.-based participants. Cash bonuses paid to the top five executives for 2002 were above the amounts paid in 2001, due primarily to better consolidated financial results compared to target. Cash bonuses paid to U.S.-based participants, in aggregate, while slightly above amounts paid in 2001, were well below amounts paid in both 2000 (averaging 26.2% below) and 1999 (averaging 28.7% below). In total, bonuses for all executives in this program were 22% below the target amounts set for 2002.

The Committee's compensation philosophy, after taking into account lower than average base salaries and above average cash bonus opportunities, includes a third principle, which is that long-term incentive opportunities should be established that rank executives at the median of their peer group for long-term incentive programs. As a result, annual stock option grants are expected to be made, as was the case in 2002. In the future, stock appreciation rights may be granted in tandem with stock option grants and restricted shares or deferred shares may be awarded in lieu of or in addition to options (if the amendment to the 1998 Stock Option Plan is approved as proposed in this Proxy Statement). However, only up to 500,000 shares may be awarded as restricted shares or deferred shares if the 1998 Stock Option Plan is amended as proposed. In proposing the amendment to the 1998 Stock Option Plan, the Committee sought to increase the flexibility of the Company to structure incentive opportunities. A long-term performance plan was also introduced in 1997, with cash payments based on net earnings growth over a three-year period. There was no cash payout achieved in 2002 for the applicable three-year period. The Committee believes, however, that long-term incentive compensation should be weighted toward equity rewards. In keeping with the Committee's belief that equity awards are a valuable compensation tool, the Committee extends the stock option program to senior managers and also makes available certain one-time option grants to significant contributors, regardless of their position within the Company.

CEO Compensation

Mr. Massaro's compensation in 2002 reflects the Committee's three-part compensation philosophy, emphasizing incentives and performance:

- base compensation of approximately $700,000, which is above the peer group 40th percentile by approximately 10%;

- cash bonus of $681,300, based primarily on consolidated financial results, which is 9.2% below his target award, placing him below the 75th percentile;

- stock option grants for long-term incentive compensation placing him at what the Compensation Committee believes is slightly below the median of his peer group for long-term incentive programs;

- no long-term performance plan payout, placing him further below the median for long-term incentive compensation; and

- a deferred compensation retention benefit of $400,000 per year, which was established in 1999 and that the Committee found appropriate.

Other Executive Officers

The base salaries of Messrs. Stropki, Elliott, Stueber and Schilling were established according to the principles discussed above. A total of $1,073,000 was paid to them as base pay in 2002 (placing them, in aggregate, at the peer group 40th percentile). A total of $701,475 was paid in 2002 bonuses, which was, in aggregate, 21% below target for 2002, and which placed them below the 75th percentile. Aggregate option grants of 136,950 shares were awarded to these executives in 2002 under the Company's 1998 Stock Option Plan, but no long-term performance plan payouts were made to them, placing them below the median of their peer group for long-term incentive compensation.

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1993 Tax Act

The Committee's general philosophy is to qualify future long-term incentive plans for tax deductibility under Section 162(m) of the Internal Revenue Code, wherever appropriate, recognizing that, under certain circumstances, the limitations may be exceeded. The Company will recognize non-deductible compensation expense with respect to Mr. Massaro as a result of bonus payments made during 2001 and 2002. All compensation paid by the Company to other Executive Officers during 2002 was tax deductible. The Committee intends to preserve the deductibility of compensation and benefits to the extent practicable and to the extent consistent with its other compensation objectives.

By the Compensation and Executive Development Committee:

| Edward E. Hood, Jr., Chair | Ranko Cucuz | Paul E. Lego |
| David C. Lincoln | G. Russell Lincoln | Hellene S. Runtagh |

STOCK PERFORMANCE GRAPH

The following line graph compares the yearly percentage change in the cumulative total shareholder return on Lincoln Common against the cumulative total return of the S&P Composite 500 Stock Index and The Russell 2000 Stock Index for the five-year calendar period commencing January 1, 1998 and ending December 31, 2002. This graph assumes that $100 was invested on December 31, 1997 in each of Lincoln Common, the S&P 500 companies and a peer group of companies. A compatible peer-group index for the welding industry, in general, was not readily available because the industry is comprised of a relatively small number of competitors, many of whom either are based overseas and/or are privately held and not actively traded in the United States. The Russell 2000, published by the Frank Russell Company, represents a developed index based on a concentration of companies having relatively small market capitalization.



	1997	1998	1999	2000	2001	2002
Lincoln	100	116	110	108	138	134
S&P 500	100	128	155	141	124	97
Russell 2000	100	98	118	115	118	94

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SUMMARY COMPENSATION TABLE

The following table provides information on the compensation for the last three calendar years for Mr. Massaro and the four next highest paid Executive Officers.

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | |
		Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options	Long-Term Performance Plan Payouts (2)	All Other Compensation
Anthony A. Massaro	2002	$700,000	$681,300	$400,000	167,200	0	—
Chairman, President and	2001	700,000	443,250	400,000	180,000	0	—
Chief Executive Officer	2000	650,000	566,440	400,000	220,000	$303,200	—
John M. Stropki, Jr.	2002	$320,000	$191,115	—	48,400	0	—
Executive Vice President;	2001	300,000	165,000	—	55,000	0	—
President, North America	2000	280,000	211,445	—	70,000	$113,700	—
H. Jay Elliott	2002	$288,000	$190,800	—	41,800	0	—
Senior Vice President,	2001	288,000	110,000	—	46,000	0	—
Chief Financial Officer	2000	270,000	158,760	—	56,000	$ 83,380	—
and Treasurer							
Frederick G. Stueber	2002	$250,000	$166,440	—	24,200	0	—
Senior Vice President,	2001	238,000	102,000	—	30,000	0	—
General Counsel and	2000	220,000	130,000	—	38,000	$ 45,480	—
Secretary							
James E. Schilling	2002	$215,000	$153,120	—	22,550	0	—
Senior Vice President,	2001	200,000	101,000	—	22,000	0	—
Corporate Development	2000	175,000	120,000	—	32,000	—	—

(1) The amount reported here for the years 2000, 2001 and 2002 represent retention benefits credited to Mr. Massaro's account in the Deferred Compensation Plan (see "Other Compensation Arrangements"), under the terms of a letter of employment between Mr. Massaro and the Company dated March 7, 2000.

(2) The amounts reported in this column are cash payouts earned for the period 2000 to 2002, pursuant to the Company's Long-Term Performance Plan and are based on earnings growth over a three-year period.

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STOCK OPTION GRANTS IN 2002

The following table provides information relating to stock option grants awarded in 2002 to our named Executive Officers. No stock appreciation rights were granted to the named Executive Officers or any other optionees during 2002.

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh.)	Expiration Date	Grant Date Present Value (2)
Anthony A. Massaro	167,200	26.1%	$23.46	11/20/12	$1,287,440
John M. Stropki, Jr.	48,400	7.6%	$23.46	11/20/12	372,680
H. Jay Elliott	41,800	6.5%	$23.46	11/20/12	321,860
Frederick G. Stueber	24,200	3.8%	$23.46	11/20/12	186,340
James E. Schilling	22,550	3.5%	$23.46	11/20/12	173,635

(1) These options were granted pursuant to the Company's 1998 Stock Option Plan. The options were granted at the fair market value of Lincoln Common on the date of grant, have 10-year terms and become exercisable in equal annual increments over a three-year period. Vesting of the options is accelerated by the occurrence of a change in control (see "Other Compensation Arrangements").

(2) The Grant Date Present Value was calculated using the Black-Scholes option pricing model. The model assumes (i) volatility calculated using the trading information for Lincoln Common during the 40-week period ended December 31, 2002 (43.5% for Lincoln Common); (ii) a risk-free rate of return based on the 5-year treasury bond rate at November 20, 2002 (3.6%); and (iii) a dividend yield for Lincoln Common of 2.76%. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of Lincoln Common relative to the exercise price per share of the stock option at the time of exercise. There is no assurance that the hypothetical Grant Date Present Values of the stock options reflected in this table will actually be realized.

STOCK OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES

The following table provides information relating to exercisable and unexercisable stock options at December 31, 2002 for our named Executive Officers. The value of unexercised stock options is based on the difference between the exercise price of the options and the closing price of Lincoln Common on December 31, 2002, which was $23.15. The Company has no outstanding stock appreciation rights.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Anthony A. Massaro	45,000	$453,488	461,766	360,534	$2,326,617	$892,473
John M. Stropki, Jr.	0	0	192,661	108,401	1,121,147	281,640
H. Jay Elliott	4,500	44,375	144,166	91,134	806,346	227,364
Frederick G. Stueber	18,666	220,862	58,667	56,867	201,971	153,037
James E. Schilling	12,800	138,752	34,366	47,884	147,974	125,524

EQUITY COMPENSATION PLAN INFORMATION
(as of December 31, 2002)

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column (a)] (c)
Equity compensation plans approved by security holders	3,179,471	$19.34	2,594,535

PENSION BENEFITS

We provide pension benefits for our Executive Officers under two defined benefit programs: the Supplemental Executive Retirement Plan (the "SERP") which became effective January 1, 1994; and The Lincoln Electric Company Retirement Annuity Program (the "Retirement Annuity Program") which has been in effect since 1936 and applies to all eligible employees. We also maintain a supplemental deferred compensation plan (the "Deferred Compensation Plan") which became effective November 15, 1994. In 1997, we adopted The Lincoln Electric Company Executive Benefit Plan (the "Executive Benefit Plan") which is triggered only by change in control situations and under which benefits paid will reduce and offset benefits payable under the Deferred Compensation Plan, and in certain circumstances, the SERP. Participation in the SERP, the Deferred Compensation Plan and the Executive Benefit Plan is limited to individuals chosen by the Compensation and Executive Development Committee ("Compensation Committee").

Supplemental Executive Retirement Plan

The purpose of the SERP is, in part, to make up for limitations imposed by the Internal Revenue Code on payments of retirement benefits under the Company's tax qualified retirement plans, including the Retirement Annuity Program, and, primarily, to provide an aggregate competitive retirement benefit for SERP participants. The following table shows the estimated annual pension benefits provided under the SERP. These numbers include benefits payable under our qualified plans, which would be payable to employees in various compensation classifications upon retirement on December 31, 2002, at age 60 after the selected periods of service. The numbers also include the employer provided benefit under the 401(k) Plan, and, in certain cases, previous employers' retirement benefits. Mr. Schilling's benefit would be approximately 75% of the noted benefits on the table based on his SERP arrangement.

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Average Compensation	Years of Service				
	25 Years	30 Years	35 Years	40 Years	45 Years
$ 200,000	$ 52,330	$ 66,780	$ 81,230	$ 95,680	$110,080
300,000	88,455	110,130	131,805	153,480	175,080
400,000	124,580	153,480	182,380	211,280	240,080
500,000	160,705	196,830	232,955	269,080	305,080
600,000	196,830	240,180	283,530	326,880	370,080
700,000	232,955	283,530	334,105	384,680	435,080
800,000	269,080	326,880	384,680	442,480	500,080
900,000	305,205	370,230	435,255	500,280	565,080
1,000,000	341,330	413,580	485,830	558,080	630,080
1,100,000	377,455	456,930	536,405	615,880	695,080
1,200,000	413,580	500,280	586,980	673,680	760,080
1,300,000	449,705	543,630	637,555	731,480	825,080
1,400,000	485,830	586,980	688,130	789,280	890,080
1,500,000	521,955	630,330	738,705	847,080	955,080

Generally, benefits under the SERP are based upon 1.445% of the average annual compensation for the three highest years in the seven-year period preceding retirement multiplied by the covered employee's years of service (including service with certain previous employers) except that the maximum benefit may not exceed 65% (50% for Mr. Schilling) of the average annual compensation for the three highest years used in the calculation, and service after age 65 is not included. The benefits payable under the SERP are reduced by the maximum Social Security benefit payable in the year of retirement, and the table reflects such reduction. The amounts reflected in the table will also be reduced by the single life benefits payable under the Retirement Annuity Program, the lifetime benefit equivalence of any account balance attributable to employer matching contributions, ESOP contributions and/or Financial Security Program contributions under the 401(k) Plan, and other employer-paid qualified plan benefits paid by previous employers (but only if prior years of service are awarded for service with that previous employer). Benefits under the SERP are also reduced if the covered employee has participated in the SERP for fewer than eight years at the time of retirement. Unless a different factor is set by the Compensation Committee, participants are credited with only 20% of the net amount of the benefit otherwise payable under the SERP when they first become participants, and in each of the next eight years an additional 10% of the net amount of the benefit will become payable upon retirement. Messrs. Massaro, Stropki and Elliott have 100% participation factors. Certain terms of the SERP may be modified as to individual participants, upon action by the Compensation Committee.

The compensation covered by the SERP is the same as shown in the salary and bonus columns of the "Summary Compensation Table" on page 21. Credited service for SERP purposes for Messrs. Massaro, Elliott, Stropki, Stueber and Schilling is 39, 41, 30, 29 and 45 years, respectively.

Retirement Annuity Program

Under the Retirement Annuity Program, each employee accumulates 2.5% of each year's base compensation (limited to $200,000) in the form of an annuity payable at normal retirement age (age 60 or five years of employment, if later). In addition to the 2.5% accumulation each year, the Company has granted, on a number of occasions, additional past service benefits. The Program also provides accumulated benefits to eligible spouses of deceased employees or former employees. Benefits under the Program are in addition to those payable under Social Security.

The anticipated retirement benefits under the Retirement Annuity Program for the named Executive Officers with the highest compensation for 2002 are as follows:

Name	Annual Retirement Annuity Program Benefits
Anthony A. Massaro	$45,063(1)
John M. Stropki, Jr.	97,214(1)
H. Jay Elliott	40,293(2)
Frederick G. Stueber	82,500(1)
James E. Schilling	18,386(1)

(1) Messrs. Massaro, Stropki, Stueber and Schilling are currently under normal retirement age (age 60 or five years of employment, if later). The amounts shown represent those anticipated at normal retirement age, assuming current compensation continues unchanged to that date, and the benefits are payable on a single life basis. Although Mr. Schilling is over age 60, he has not met the five years of employment requirement and as a result has not reached normal retirement age under the Retirement Annuity Program.

(2) Mr. Elliott is currently not receiving benefits but is beyond normal retirement age. The amount shown represents the benefit available on December 31, 2002 payable on a single life basis.

OTHER COMPENSATION ARRANGEMENTS

Messrs. Massaro, Elliott, and Stueber entered into employment agreements in July 1993, June 1993, and February 1995, respectively. The agreements were each modified in May 1998. Mr. Elliott's agreement was further modified in March 2000. The agreements grant credited service as of such dates for purposes of the SERP of 29, 32, and 22 years, respectively, as of their respective dates of hire, assuming a normal retirement age of 60 and service of 45 years at age 65 for all. Messrs. Massaro and Elliott have a participation factor of 100% under the SERP. Mr. Elliott's agreement provides that his SERP benefits will not be offset by his former employer's defined contribution plan (but will be offset by his former employer's defined benefit plan) and that the Company will provide severance pay equal to one year's base salary if he is terminated without cause. The agreement for Mr. Massaro was superseded by a new agreement in March 2000, which maintains the SERP benefit outlined. The new agreement for Mr. Massaro also provides for (i) severance pay equal to two times his total compensation (base and bonus) if he is terminated without cause, and (ii) a retention benefit that is credited to Mr. Massaro's account in the Deferred Compensation Plan and vests at a rate of $400,000 per year, commencing in 2000 and continuing through 2004. The agreement for Mr. Stueber provides that if he is terminated without cause prior to his 10th anniversary, he will be entitled to severance pay equal to two times his total compensation (base and bonus) for the preceding year. In addition, the Compensation Committee granted Mr. Schilling participation in the SERP, effective February 1, 1999. That action awarded Mr. Schilling 43 3/4 years of service but provided that his target benefit would be 50% of final average pay (instead of the normal 65%) and provided that his benefits would not vest until he reached age 66.

The Company adopted the Executive Benefit Plan in 1997. The plan has a specific limited scope. Benefits payable under the plan, if any, would be offset by benefits payable under the Deferred Compensation Plan and, for certain individuals, the SERP. Certain of the Company's employees, including the named Executive Officers, are entitled to receive a cash payment if there is a "change in control" of the Company, as defined in the Executive Benefit Plan, and certain employment conditions are satisfied. The Company has established a trust to hold the employees' accounts under the Executive Benefit Plan and has generally funded the trust with amounts sufficient to pay the benefits.

The term "change in control" is defined in the Executive Benefit Plan described above to include certain changes in beneficial ownership of Lincoln Common, certain changes in membership of the Company's Board of Directors, certain events of bankruptcy or insolvency and certain business combinations. In addition to the foregoing arrangements, the Company entered into agreements in 1998 with eight officers, including all current Executive Officers (except Mr. Schilling), designed generally to assure continued management in the event of a change in control of the Company. The agreements with Messrs. Stropki and Stueber were further modified in March 2000. These arrangements are operative only if a change in control occurs. The agreements provide that following a change in control, a three-year severance period commences. If the Company were to terminate a covered officer's employment for reasons relating to changed circumstances, then the amounts and benefits the officer would be entitled to receive include (i) a lump sum payment equal to the amount of base and incentive pay that would have been paid to the officer for the greater of one year or the remainder of the severance period; (ii) long-term incentive awards granted prior to the change in control; (iii) continuation of medical insurance, life insurance, and other welfare benefits for the greater of one year or the remainder of the severance period, subject to reduction for comparable welfare benefits received in any subsequent employment; and (iv) enhanced service credit and age under the SERP of three years and immediate vesting under the SERP. The officer would be entitled to receive an additional payment, net of taxes, to compensate for the excise tax imposed on these and other payments if they are determined to be excess parachute payments under the Internal Revenue Code. Payments under these agreements would be in lieu of any other rights to severance pay under other agreements.

<h1 style="text-align:center;color:red;">APPROVAL OF AMENDMENT OF 1998 STOCK OPTION PLAN
Proposal No. 2</h1>

General

In March, 2003, your Board of Directors adopted amendments to the Lincoln Electric Holdings, Inc. 1998 Stock Option Plan (the "Original Plan") designed to facilitate the grant of stock appreciation rights ("SARs") and the award of restricted shares and deferred shares, in addition to stock options. The Board of Directors of The Lincoln Electric Company approved and adopted the Original Plan on March 5, 1998, subject to shareholder approval. The shareholders of The Lincoln Electric Company approved and adopted the Original Plan on May 19, 1998. As of June 2, 1998, the date of the reorganization of The Lincoln Electric Company, the name of the Original Plan was changed to the Lincoln Electric Holdings, Inc. 1998 Stock Option Plan. If the currently proposed amendments are approved and adopted by the Company's shareholders, the amendments will be incorporated into the Original Plan, which will be renamed the Lincoln Electric Holdings, Inc. 1998 Stock Plan (hereafter, the "Amended Plan"). The proposed amendments also incorporate certain technical amendments, which include the removal of the authorization to reprice stock options under the Original Plan. **The Amended Plan will not result in any increase in the total number of Common Shares previously approved by you that may be issued or transferred under the Original Plan and will not extend the term of the Original Plan.**

Your Board of Directors believes that our stock option program has been of significant benefit to us. The addition of SARs, restricted shares and deferred shares to our stock option program is intended to provide the Company with additional flexibility to structure incentive opportunities. In view of the Company's decision to adopt the fair value method of accounting for stock options, effective January 1, 2003, under FASB Statement No. 123, these additional types of awards are not expected to have a disproportionate impact on the Company's financial results in relation to the additional benefits the increased flexibility will provide. Your Board of Directors believes that providing this additional flexibility as part of our long-term incentive opportunities further enhances our stock option program, strengthens our commitment to incentive-based compensation tied to value creation for shareholders and is consistent with our compensation philosophy.

The complete text of the Amended Plan is attached to this Proxy Statement as Appendix B. The following is a summary of the key terms of the Amended Plan, which is qualified in its entirety by reference to the text of the Amended Plan.

The Company estimates that as of March 19, 2003, approximately 270 individuals were eligible to participate in the Amended Plan on an annual basis.

Summary Description of the Amended Plan

General Terms. Under the Amended Plan, the Compensation and Executive Development Committee of the Directors (the "Committee") is authorized to make awards to eligible individuals in the form of (1) options to purchase Common Shares ("Stock Options"), (2) stock appreciation rights granted in respect of Stock Options and exercisable at the same time as the Stock Option by surrender of such Stock Option ("Tandem SARs"), (3) restricted shares ("Restricted Shares") and (4) deferred shares ("Deferred Shares"). The Committee will oversee the Amended Plan and make awards and grants under it, as further described below.

Shares Available Under the Plan. The total number of Common Shares previously authorized under the Original Plan for issuance and transfer upon the exercise of Stock Options was 5,000,000 (the "Plan Limit"), subject to some adjustments pursuant to the terms of the Original Plan. Aggregate Stock Option grants of 2,795,814 Common Shares were awarded to participants under the Original Plan through March 19, 2003. Of such Stock Options granted, the Company has actually transferred a total of 192,099 Common Shares upon the exercise of Stock Options to participants under the Original Plan. Common Shares totaling 2,204,186 remain available for grant under the Amended Plan.

An aggregate total of no more than 4,807,901 Common Shares may be issued, or rights thereto surrendered, under the Amended Plan upon the exercise of Stock Options or Tandem SARs or the payout of Restricted Shares or Deferred Shares (including 2,603,715 Common Shares subject to outstanding options), subject to (a) some technical adjustments pursuant to the terms of the Amended Plan, and (b) the following limitations: Tandem SARs may only be granted prospectively with respect to Stock Options granted under the Amended Plan, and no more than 500,000 Common Shares may be issued as Restricted Shares or Deferred Shares. Shares issued under the Amended Plan may be newly issued or treasury shares or a combination of both. Subject to certain conditions set forth in the Amended Plan, no more than 2,204,186 Common Shares may be issued or transferred by the Company under the Amended Plan upon the exercise of incentive stock options. To satisfy the requirements of Section 162(m) of the Internal Revenue Code, as amended (the "Code"), no eligible individual may receive under the Amended Plan in any calendar year Stock Options and Tandem SARs covering more than 1,000,000 Common Shares in the aggregate. Additionally, no more than 500,000 Common Shares may be awarded as Restricted Shares or Deferred Shares to any eligible participant. The limits described above are subject to adjustment by the Committee in the event of a merger, consolidation, stock dividend, stock split or other event affecting the Common Shares.

Common Shares issued and transferred or cash payments made to participants upon the exercise of Tandem SARs will count against the Plan Limit. However, such awards will only count against the Plan Limit in an amount equal to the number of Common Shares having a fair market value equal to the difference between the fair market value of a Common Share on the effective date of exercise of the Tandem SAR and the option price on the date of grant (the "Aggregate Spread"). For example, an award of 1,000 Tandem SARs granted at a fair market value price of $10 per Common Share on the date of grant would, upon exercise at a fair market value of $25 on the effective date of such exercise, entitle the participant to a payment in cash or in the number of Common Shares having a fair market value equal to the Aggregate Spread of $15,000. Based on this example, the Plan Limit would be reduced by 600 Common Shares (i.e., the Aggregate Spread ($15,000) divided by the fair market value

27

of a Common Share at exercise ($25)), rather than 1,000 Common Shares (i.e., the full number of Common Shares covered by the Tandem SAR).

The last reported sales price of a Common Share on the NASDAQ National Market on March 19, 2003 was $18.20.

Eligibility. Officers (including officers who are members of the Board of Directors) and other key employees of the Company or any of its affiliates are eligible to receive awards under the Amended Plan. The Committee will select those individuals who will receive award grants under the Amended Plan.

The Amended Plan contemplates the following types of awards:

Stock Options. Stock Options granted under the Amended Plan may be nonqualified stock options, incentive stock options within the meaning of Section 422 of the Code or combinations thereof. Stock Options entitle the optionee to purchase Common Shares at a predetermined price per share (which may not be less than the fair market value of the optioned shares at the date of grant, except for substituted awards that are granted upon the assumption of or in substitution for, outstanding awards that the Company has previously granted to the optionee in connection with a corporate transaction such as a merger or consolidation).

Each grant shall specify the number of Common Shares to which it pertains. Each grant shall also specify whether the exercise price will be payable (i) in cash or other consideration acceptable to the Committee at the time of exercise, (ii) at the discretion of the Committee, by the transfer to the Company of Common Shares previously owned by the optionee for at least six (6) months, having a value at the time of exercise equal to the total exercise price or (iii) by a combination of those payment methods. To the extent permitted by law, grants may provide for the deferred payment of the exercise price from the proceeds of sale through a broker on the date satisfactory to the Company of some or all of the Common Shares to which such exercise relates. On receipt of an optionee's written notice to exercise Stock Options, the Committee may, in its sole discretion, elect to cash out all or a part of the portion of the Stock Options presented for exercise by paying an amount, in cash or Common Shares, equal to the excess of the fair market value of the Common Shares minus the exercise price on the effective date of such exercise.

No Stock Options may be exercisable more than ten (10) years from the date of grant. Each grant will specify the period or periods of continuous service by the optionee with the Company or any of its affiliates that is necessary before the award or installments thereof become exercisable. In order to comply with the provisions of the Code, the aggregate fair market value of the Common Shares with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year under the Amended Plan and/or any other stock option plan as of the date of the grant shall not exceed $100,000.

Tandem SARs. Tandem SARs granted under the Amended Plan may only be granted concurrently with any Stock Options granted to an optionee under the Amended Plan. A Tandem SAR would give the participant the right to receive an amount equal to the difference between the fair market value of a Common Share on the date of the exercise of the Tandem SAR and the base price for one Common Share, as specified by the Committee. Any grant of a Tandem SAR may specify that the amount payable upon exercise of such Tandem SAR may be paid in cash, Common Shares or any combination, as determined by the Committee in its sole discretion, and may either grant to the participant or retain in the Committee the right to elect among those alternatives.

Each grant may specify that the amount payable upon exercise may not exceed a maximum specified by the Committee on the date of grant. Each grant may also specify the period or periods of continuous service by the participant with the Company or any of its affiliates that is necessary before the award or installments thereof become exercisable.

A Tandem SAR would give the optionee the ability to exercise such Tandem SAR by simultaneously surrendering the related Stock Option to the Company for cancellation.

Restricted Shares. An award of Restricted Shares involves the immediate transfer of ownership of a specific number of Common Shares by the Company to a participant in consideration of the performance of services. The participant is immediately entitled to voting, dividend and other ownership rights in such Common Shares.

Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period of not less than three years, as determined by the Committee. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue.

Deferred Shares. An award of Deferred Shares involves an agreement by the Company to deliver Common Shares to the Participant in the future in consideration of the performance of services during a deferral period of not less than three years, as determined by the Committee. During the deferral period, the participant is not entitled to voting, dividend or other ownership rights in the Deferred Shares.

Transferability. Except as otherwise determined by the Committee, no award granted or amount payable under the Amended Plan is transferable by a participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Committee, awards are exercisable during the participant's lifetime only by him or her or, in the event of the participant's legal incompetency, by the participant's guardian or legal representative.

Adjustments. The Plan provides that the number of Common Shares available for awards granted under the Amended Plan will be adjusted to account for shares relating to awards that expire or are forfeited under the Amended Plan. The maximum number of Common Shares covered by outstanding Stock Options, Tandem SARs, Restricted Shares and Deferred Shares granted under the Amended Plan and the Original Plan, and the prices per share applicable to those Stock Options and Tandem SARs, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, reorganizations, liquidations and similar events. In the event of any such transaction, the Committee has the discretion to provide a substitution of alternative consideration, including cash, for any or all outstanding awards under the Amended Plan, as it in good faith determines to be equitable under the circumstances, and may require the surrender of all grants or awards it replaces. The Committee may also make or provide for adjustments in the numerical limitations under the Amended Plan as the Committee may determine appropriate to reflect any of the foregoing transactions or events.

Administration. The Committee administers the Original Plan and will administer the Amended Plan and may prescribe evidences of the awards (which may be in any electronic medium or other media) or other agreements, establish rules and regulations for the administration of the Amended Plan, construe and interpret the Amended Plan and the evidences of the awards or other agreements and make all other decisions or interpretations as the Committee may deem necessary. The Committee may make awards to eligible individuals under any or a combination of the types of awards that are authorized under the Amended Plan, or in its discretion, make no awards. At or after the time of grant of an award, the Committee may determine the vesting, exercisability, payment and other restrictions that apply to the award. The Committee will also have authority, at or after the time of grant, to determine the effect, if any, that an employee's termination of employment, a "change in control" of the Company or other similar event will have on the vesting and exercisability of an award. In accordance with rules and procedures established by the Committee, the Committee may permit a participant to defer some or all of an award at or after the time of grant and may also require mandatory deferrals or reinvestments (in the case of Restricted Shares and Deferred Shares) of a portion of an award in excess of an amount specified by the Committee. Additionally, the Committee may provide that deferred issuances and settlements of Common Shares paid in respect of certain awards include the payment or crediting of dividend equivalents or interest on the deferral amounts.

The Amended Plan may be further amended from time to time and at any time may be terminated or, from time to time, modified or suspended by the Board of Directors or the Committee. However, any amendment that must be approved by you in order to comply with the rules of the NASDAQ National Market or, if the Common Shares are not traded on the NASDAQ National Market, the principal national securities exchange upon which the Common Shares are traded or quoted, will not be effective unless and until such approval has been obtained. The Amended Plan does not confer on any participant a right to continued employment with the Company. Furthermore, no amendment, alteration, or discontinuation of the Amended Plan will be made which would impair the rights of a participant with respect to any outstanding award under the Amended Plan without the participant's consent, or which, without shareholder approval, would (i) except as expressly provided in the Amended Plan, increase the total number of Common Shares reserved for the Amended Plan or (ii) extend the total maximum award period applicable under the Amended Plan.

The Committee may provide for special terms for awards to participants who are foreign nationals or whom the Company employs outside the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

Plan Benefits. Given the discretion of the Committee in administering the Amended Plan, it is not possible to determine in advance whether awards will be granted or how any types of awards authorized under the Amended Plan will be allocated among eligible participants. For information regarding options granted to the Company's Named Officers under the Original Plan during fiscal 2002, see "Company Management and Executive Compensation — Summary Compensation Table."

No award will be granted pursuant to the Amended Plan on or after March 5, 2008 (the 10th anniversary of the date the Original Plan was adopted by the Board of Directors of The Lincoln Electric Company), but awards granted prior to such 10th anniversary may extend beyond that date.

Federal Income Tax Consequences

The following is a brief summary of certain of the Federal income tax consequences of certain transactions under the Amended Plan based on Federal income tax laws in effect on January 1, 2003. This summary is not intended to be exhaustive or tax advice to any person and does not describe Federal insurance contributions or state or local tax consequences.

Tax Consequences to Participants

Nonqualified Stock Options. In general:

1. no income will be recognized by an optionee at the time a nonqualified option is granted;

2. at the time of exercise of a nonqualified option, ordinary income will be recognized by the optionee in an amount equal to the difference between the exercise price paid for the Common Shares and the fair market value of the Common Shares if they are unrestricted on the date of exercise; and

3. at the time of sale of Common Shares acquired pursuant to the exercise of a nonqualified option, any appreciation (or depreciation) in the value of the Common Shares after the date of such exercise will be treated as either a capital gain (or capital loss).

Nonqualified stock options granted under the Amended Plan are intended to qualify as qualified-performance-based compensation for purposes of Section 162(m) of the Code.

Incentive Stock Options. An optionee generally will recognize no income upon the grant or exercise of an incentive stock option. If Common Shares are issued to an optionee pursuant to the exercise of an incentive stock option and no disqualifying disposition of the shares is made by the optionee within two (2) years after the date of grant or within one (1) year after the transfer of the shares to the optionee, then upon sale of the Common Shares, any amount realized in excess of the exercise price will be taxed to the optionee as a capital gain, and any loss sustained will be a capital loss.

If Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the Common Shares at the time of exercise (or, if less, the amount realized on the disposition of the Common Shares in a sale or exchange) over the exercise price paid for the Common Shares. Any further gain (or loss) realized by the optionee generally will be taxed as a capital gain (or capital loss).

Tandem SARs. In general:

1. no income will be recognized by a participant at the time a Tandem SAR is granted;

2. at the time of exercise of a Tandem SAR, ordinary income will be recognized by the participant in an amount equal to the "aggregate spread": the difference between the option price of a Tandem SAR and the fair market value of the number of Common Shares covered by such Tandem SAR on the date of exercise; and

3. at the time of sale of Common Shares acquired pursuant to the exercise of a Tandem SAR (where the Committee has made the determination to make payment of the award in Common Shares), any appreciation (or depreciation) in the value of the Common Shares after the date of such exercise will be treated as either a capital gain (or capital loss).

Tandem SARs granted under the Amended Plan are intended to qualify as qualified-performance-based compensation for purposes of Section 162(m) of the Code.

Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares at such time as the Common Shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who elects under Section 83(b) of the Code within 30 days of the date of transfer of the Restricted Shares will have taxable ordinary income on the date of transfer of the Restricted Shares equal to the fair market value of such Restricted Shares (determined without regard to the restrictions). If a Section 83(b) election has not been made, any dividends received that relate to Restricted Shares subject to restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Deferred Shares. When a participant is granted an award of Deferred Shares, he or she will not recognize taxable income at the time of grant. However, upon lapse of the deferral period, the participant generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the fair market value of any Common Shares received upon lapse of the deferral period for the Deferred Shares.

Tax Consequences to the Company or Any Affiliate

To the extent that a participant recognizes ordinary income in the circumstances described above, we or the affiliate for which the participant performs services will be entitled to a corresponding deduction, provided, among other things, that the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code. The Amended Plan is intended to comply generally with rules for deductibility under Section 162(m) of the Code and will be administered in accordance with Section 162(m). Awards of Restricted Shares and Deferred Shares will not automatically comply with Section 162(m), but those awards are expected to be administered in a way that will usually permit deductibility.

Withholding Taxes

To the extent that the Company is required to withhold Federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant under the Amended Plan, and the amounts available to the Company for that withholding are insufficient, it is a condition to the receipt of payment or the realization of the benefit that the participant make arrangements satisfactory to the Company for payment of the balance of those taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of that benefit. The Committee and a participant or such other person may also make arrangements with respect to payment in cash of any taxes with respect to which withholding is not required.

Accounting Treatment

Tandem SARs payable in cash require the recording of a liability and related compensation expense to be measured by the difference between the quoted market price of the number of Common Shares covered by the grant and the option price per Common Share at grant. Any increases or decreases in the market price of the Common Share between grant date and exercise date would result in changes to our compensation expense. Tandem SARs will require a charge against income or a reduction of expense periodically representing any increases or decreases in the value of the anticipated benefits. This compensation expense is accrued over the vesting period.

Should the Committee elect to pay out a Tandem SAR award only in Common Shares, the Tandem SAR would be accounted for as a Stock Option and the fair value method of accounting under FASB Statement 123 would be utilized. Subsequent changes in share value would not affect our compensation expense. The Company adopted the fair value method of accounting for Stock Options effective January 1, 2003. Given that grants may be made separately or in combination of award types under the Amended Plan, actual awards may result in periodic charges against income in some circumstances.

Restricted Shares and Deferred Shares require compensation expense to be measured by the quoted market price on the grant date. Expense is recognized by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any shares ultimately forfeited because the recipients fail to meet the vesting requirements.

Required Vote

Approval of the Amended Plan requires the affirmative vote of a majority of the Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter.

Your Board of Directors recommends that you vote FOR this proposal to approve the Amended Pan.

AUDIT COMMITTEE REPORT

The Audit Committee consists solely of independent Directors within the meaning of Rule 4200 of the National Association of Securities Dealers, Inc. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the U.S., their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the U.S. In addition, the Committee discussed with the independent auditors the auditor's independence from management and the Company including with respect to the matters in the written disclosures required by the Independence Standards Board.

The Committee discussed with the Company's internal and independent auditors the overall scope and plan for their respective audits. The Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

By the Audit Committee:

David H. Gunning, Chair	Harold L. Adams
Kathryn Jo Lincoln	Hellene S. Runtagh

<p style="text-align:center">RATIFICATION OF INDEPENDENT AUDITORS
Proposal No. 3</p>

A proposal will be presented at the Annual Meeting to ratify the appointment of the firm of Ernst & Young LLP as the Company's independent auditors to examine our books of account and other records for the fiscal year ending December 31, 2003.

Set forth below are fees for professional services provided by the Company's independent auditors in each of the last two fiscal years, for each of the categories so listed:

	2002	2001
Audit Fees	$ 770,000	$686,000
Audit Related Fees	223,000	75,000
Tax Fees	282,000	158,000
All Other Fees	—	34,000
	$1,275,000	$953,000

Audit Fees include fees associated with the annual audit, the reviews of the Company's quarterly reports on Form 10-Q and the annual report on Form 10-K, and statutory audits required for the Company's international subsidiaries. Audit Related Fees principally include due diligence in connection with potential acquisitions, audits of the Company's employee benefit plans, and accounting consultation and assistance. Tax Fees include tax compliance and tax advice services. The Other Fees provided in 2001 related to an information system controls risk assessment. During 2002 and 2001, the Company did not incur any fees for Financial Information Systems Design and Implementation services.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate shareholder questions. Although such ratification is not required by law, the Board of Directors believes that shareholders should be given the opportunity to express their views on the subject. While not binding on the Board of Directors, the failure of the shareholders to ratify the appointment of Ernst & Young LLP as the Company's independent auditors would be considered by the Board of Directors in determining whether or not to continue the engagement of Ernst & Young LLP. Ratification requires the affirmative vote of the majority of the shares of Lincoln Common present or represented and entitled to vote on the matter at the Annual Meeting. Unless otherwise directed, shares represented by proxy will be voted **FOR** ratification of the appointment of Ernst & Young LLP.

The Board of Directors recommends that you vote FOR ratification of the appointment of Ernst & Young LLP as the Company's independent auditors.

OTHER MATTERS

The Board of Directors knows of no other matters that are likely to be brought before the Annual Meeting, but if any such matters properly come before the Annual Meeting, the persons named in the enclosed Proxy, or their substitutes, will vote the Proxy in accordance with their best judgment.

LINCOLN ELECTRIC HOLDINGS, INC.

Frederick G. Stueber
Senior Vice President,
General Counsel and Secretary

By Order of the Board of Directors
Cleveland, Ohio
March 31, 2003

34

AUDIT COMMITTEE CHARTER

Purposes

The Audit Committee has been created by the Board of Directors to (a) assist the Board of Directors in fulfilling the Board's oversight responsibilities to the shareholders with respect to (i) the integrity of the Company's financial statements, (ii) the Company's financial reporting process and compliance with ethics policies and legal and other regulatory requirements, (iii) the independent auditors' qualifications and independence, (iv) the Company's systems of internal accounting and financial controls, and (v) the performance of the independent auditors and of the Company's Internal Audit department; (b) to recommend to the Board the inclusion of the Company's financial statements in the Company's periodic reports filed with the Securities and Exchange Commission (the *"SEC"*) pursuant to the Securities Exchange Act of 1934 (the *"Exchange Act"*) and in its annual report to shareholders; and (c) to prepare the Audit Committee's report made and included in the Company's annual proxy statement.

Membership of the Audit Committee

Number and Appointment. The Audit Committee will be comprised of a minimum of three Directors. The Nominating and Corporate Governance Committee will recommend to the Board and the Board will appoint Directors to the Audit Committee and will also appoint its Chairman. Audit Committee members serve at the pleasure of the Board of Directors and for such term or terms as the Board of Directors may determine.

> *Qualifications.*

1. **Independence.** Each Audit Committee member must meet the independence criteria of (a) the rules of NASDAQ or any stock exchange on which the Company's shares are listed or traded, as such requirements are interpreted by the Board of Directors in its business judgment, and (b) Section 301 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC.

2. **Financial Literacy.** Each Audit Committee member must be financially literate. Additionally, it is intended that at least one member of the Audit Committee will have accounting or related financial management expertise sufficient to meet the criteria of a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC. The Board of Directors shall determine, in its business judgment and upon the recommendation of the Nominating and Corporate Governance Committee, whether a member is financially literate and whether at least one member of the Audit Committee has the requisite accounting or financial expertise to meet the financial expert criteria.

3. **Compensation.** Each Audit Committee member is to receive as compensation from the Company only director's fees (which includes all forms of compensation paid to Directors of the Company for service as a Director or member of a Board Committee).

4. **Service on Other Audit Committees.** If an Audit Committee member simultaneously serves on the audit committee of more than three public companies (including the Company), the Board of Directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee. The Company will be required to disclose any such determination in its annual proxy statement.

General Responsibilities of the Audit Committee

The Audit Committee is responsible for overseeing the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements, reviewing the Company's interim financial statements and attesting to management's assertion of the effectiveness of the Company's internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Relationship Between the Audit Committee and the Independent Auditors

1. **Retain the Independent Auditors.** The Audit Committee has the sole authority to (a) retain and terminate the Company's independent auditors, (b) approve all audit engagement fees, terms and services, and (c) approve any non-audit engagements with the Company's independent auditors. The Audit Committee is to exercise this authority in a manner consistent with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002. The Audit Committee may delegate the authority to grant any pre-approvals required by such Sections to one or more members of the Audit Committee, subject to the delegated member or members reporting any such pre-approvals to the Audit Committee at its next scheduled meeting.

2. **Review and Discuss the Auditors' Quality Control.** The Audit Committee is to, at least annually, obtain and review and discuss a report by the independent auditors describing (a) the audit firm's internal quality control procedures, (b) any material issues raised by the most recent internal or peer quality control review of the firm or any audit carried out thereby, or by any inquiry by governmental or professional authorities, within the preceding five years, and (c) any steps taken to deal with any such issues.

3. **Review and Discuss the Independence of the Auditors.** In connection with the retention of the Company's independent auditors, the Audit Committee is to at least annually review and discuss the information provided by management and the auditors relating to the independence of the audit firm, including information related to the non-audit services provided and expected to be provided by the auditors. The Audit Committee is to set hiring policies for employees or former employees of the independent auditors, which include the restrictions set forth in Section 206 of the Sarbanes-Oxley Act of 2002. The Audit Committee is responsible for (a) ensuring that the independent auditors submit at least annually to the Audit Committee a formal written statement delineating all relationships between the auditors and the Company that in the independent auditors' judgment may reasonably be thought to affect their independence, consistent with Independence Standards Board Standard No. 1, (b) actively engaging in a dialogue with the auditors with respect to any disclosed relationship or services that may impact the objectivity and independence of the auditors, and (c) taking appropriate action in response to the auditors' report to satisfy itself of the auditors' independence. In connection with the Audit Committee's evaluation of the auditors' independence, the Audit Committee is to also review and evaluate the lead partner of the independent auditors and take such steps as may be required with respect to the regular rotation of the lead audit partner and the reviewing audit partner of the independent auditors, and consider whether or not there should be rotation of the independent audit firm itself.

4. **Review and Discuss the Audit Plan.** The Audit Committee is to review and discuss with the independent auditors the plans for, and the scope of, the annual audit and other examinations, including the adequacy of staffing and compensation.

5. **Review and Discuss Conduct of the Audit.** The Audit Committee is to review and discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90, relating to the conduct of the audit, as well as any audit problems or difficulties and management's response, including (a) any restriction on audit scope or on access to requested information, (b) any disagreements with management, and (c) significant issues discussed with the independent auditors' national office. The Audit Committee is to decide all unresolved disagreements between management and the independent auditors regarding financial reporting.

6. **Review and Discuss the Systems of Internal Accounting Controls.** The Audit Committee is to review and discuss with the independent auditors the adequacy of the Company's internal accounting controls, the Company's financial, auditing and accounting organizations and personnel, and the Company's policies and compliance procedures with respect to business practices, which shall include the disclosures regarding internal controls and matters required to be reported to the Audit Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC.

7. **Review and Discuss the Audit Results.** The Audit Committee is to review and discuss with the independent auditors (a) the report of their annual audit, or proposed report of their annual audit, (b) the management letters, (c) any comments resulting from their reviews of the Company's interim financial statements conducted in accordance with SAS No. 100, and (d) the reports of the results of such other examinations outside of the course of the independent auditors' normal audit procedures that the independent auditors may from time to time undertake. The foregoing is to include the reports required by Section 204 of the Sarbanes-Oxley Act of 2002.

8. **Obtain Assurances under Section 10A(b) of the Exchange Act.** The Audit Committee is to obtain assurance from the independent auditors that in the course of conducting the audit, there have been no acts detected or that have otherwise come to the attention of the audit firm that require disclosure to the Audit Committee under Section 10A(b) of the Exchange Act.

Responsibilities Relating to the Company's Financial Statements

1. **Review and Discuss Financial Statements and Disclosures**. The Audit Committee is to review and discuss with appropriate officers of the Company and the independent auditors the annual audited and quarterly financial statements (including the related footnotes) of the Company, including (a) the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and (b) the disclosures regarding internal controls and other matters required to be reported to the Audit Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC.

2. **Review and Discuss Earnings Press Releases**. The Audit Committee, or the Chair of the Audit Committee if the Committee delegates the function, is to review and discuss earnings and other financial press releases (including any use of "pro forma" or "adjusted" non-GAAP information).

3. **Discuss With General Counsel Matters Regarding Financial Statements or Compliance Policies**. The Audit Committee is to receive reports from the Company's General Counsel (usually acting in conjunction with the Controller) regarding legal matters that may have a significant impact on the financial statements or the Company's compliance policies and should discuss those reports with the Company's General Counsel and appropriate Finance staff. The Audit Committee is to receive reports from the Company's General Counsel of evidence of any violation of securities laws or breaches of fiduciary duties or violation of the Code of Corporate Conduct and Ethics by (a) any officer or director of Lincoln Electric Holdings, Inc. or any first-tier subsidiary of Lincoln Electric Holdings, Inc., and (b) any other employee whose violation or breach is significant, as determined by either the Company's General Counsel or the Director of Internal Audit.

4. **Discuss Risk Management Policies**. The Audit Committee is to discuss policies with respect to risk assessment and risk management with management, the Director of Internal Audit and the independent auditors to assess and manage the Company's exposure to risk. The Audit Committee should discuss the Company's major financial risk exposures and the steps management has taken to monitor and control these exposures. The Audit Committee should periodically review the Company's contingency plans for protection of vital information and business conduct in the event of an operations interruption.

5. **Establish Procedures for Complaints Regarding Financial Statements or Accounting Policies**. The Audit Committee is to establish and review procedures for (a) the receipt, retention, and

treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters as required by Section 301 of the Sarbanes-Oxley Act of 2002. The Audit Committee is to discuss with management and the independent auditors any correspondence which is brought to its attention with regulators or governmental agencies and any complaints or concerns which are brought to its attention regarding the Company's financial statements or accounting policies.

Relationship Between the Audit Committee and the Internal Audit Department

1. **Director of Internal Audit**. The Audit Committee will review with management the appointment, replacement, reassignment or dismissal of the Director of Internal Audit. The Director of Internal Audit reports to the chair of the Audit Committee.

2. **Review and Discuss Internal Audit Charter**. The Audit Committee is to periodically review and discuss with the Director of Internal Audit the internal audit department charter and approve any changes proposed thereto.

3. **Review and Discuss Internal Audit Plans**. The Audit Committee is to review and discuss with the Director of Internal Audit and appropriate members of the staff of the internal audit department (who will have first consulted with management) the plans for and the scope of their ongoing audit activities, including adequacy of budget, staffing, and compensation. The Audit Committee will consider and review with management and the Director of Internal Audit any changes to the planned scope of the internal audit plan that the Committee thinks advisable.

4. **Review and Discuss Internal Audit Reports**. Management shall report regularly to the Audit Committee regarding the audit activities, examinations and results thereof of the internal audit department. The Audit Committee is to review and discuss such report with the Director of Internal Audit and appropriate members of the staff of the internal audit department.

5. **Review and Discuss the Systems of Internal Accounting Controls**. The Audit Committee is to review and discuss with the Director of Internal Audit, the General Counsel and, if and to the extent deemed appropriate by the Audit Committee, members of their respective staffs the adequacy of the Company's internal accounting controls, the Company's financial, auditing and accounting organizations and personnel, which shall include the disclosures regarding internal controls and matters required to be reported to the Audit Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC.

Other General Duties and Authority

1. **Resources**. The Audit Committee is to have the resources and authority appropriate to discharge its responsibilities and carry out its duties as required by law and this Charter, including the authority to engage and determine funding for independent auditors for special audits, reviews and other procedures and to engage independent counsel and other advisors, experts or consultants.

2. **Reviews and Discussions**. The Audit Committee should review and discuss such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Audit Committee may, in its own discretion, deem desirable in connection with the review functions described herein.

3. **Meetings**. The Committee will normally meet four times each year, more frequently if circumstances require. A meeting of the Audit Committee may be called at any time by either (a) the chair of the Audit Committee or (b) a majority of the members of the Audit Committee. Management (CEO, CFO and Corporate Controller) is welcome and expected to attend the Committee meetings, except when the Committee elects to meet in executive session.

4. **Executive Sessions.** The Committee will meet with the Director of Internal Audit, the independent auditors and management in separate executive sessions to discuss any matters the Committee or those groups believe should be discussed privately with the Audit Committee.

5. **Board Reports.** The Audit Committee shall report its activities regularly to the Board of Directors in such manner and at such times as the Audit Committee and the Board of Directors deem appropriate. This report is to include the Audit Committee's conclusions with respect to its evaluation of the independent auditors.

6. **Approve Related Party Transactions and Review Compliance with the Company's Code of Corporate Conduct and Ethics.** The Audit Committee is to review and approve, and discuss reports and disclosures of, Related Party Transactions (as defined in the Code of Corporate Conduct and Ethics) by any officer or director of Lincoln Electric Holdings, Inc. or any first-tier subsidiary of Lincoln Electric Holdings, Inc. (although Related Party Transactions by officers of Lincoln Electric Holdings, Inc. are generally prohibited). The Audit Committee is also to periodically review with management, the Director of Internal Audit and the independent auditor Company compliance with the Corporate Code of Conduct and Ethics.

7. **Other.** The Audit Committee will conduct and review with the Board of Directors annually an evaluation of this Charter and recommend any changes to the Board of Directors. The Audit Committee may conduct such evaluation in such manner as the Audit Committee, in its business judgment, deems appropriate.

Annual Performance Evaluation

The Audit Committee will conduct and review with the Board of Directors annually an evaluation of the Audit Committee's performance with respect to the requirements of this Charter. The Audit Committee may conduct this performance evaluation in such manner as the Audit Committee, in its business judgment, deems appropriate.

Consistent with the listing requirements of Nasdaq or any stock exchange on which the Company's shares may be listed or traded, this Charter will be included on the Company's website and will be made available upon request to the Company's Secretary.

LINCOLN ELECTRIC HOLDINGS, INC.

1998 STOCK PLAN

(AS AMENDED, RESTATED AND RENAMED EFFECTIVE MAY 1, 2003)

1. **Establishment.** The Lincoln Electric Company 1998 Stock Option Plan was adopted by the Directors of The Lincoln Electric Company, an Ohio corporation, on March 5, 1998, and approved by the shareholders of The Lincoln Electric Company on May 19, 1998 (the "Original Plan"). As of June 2, 1998, the date of the reorganization of The Lincoln Electric Company, the name of the Original Plan was changed to the Lincoln Electric Holdings, Inc. 1998 Stock Option Plan. Effective as of May 1, 2003 (the "Effective Date"), the provisions herein of this Lincoln Electric Holdings, Inc. 1998 Stock Plan (the "Amended Plan") hereby amend, restate and rename the Original Plan, subject to shareholder approval.

2. **Purpose.** The purpose of this Plan is to enable the Company to attract, retain and motivate key employees by providing such persons incentives and rewards for superior performance and to promote equity participation by key employees of Lincoln Electric Holdings, Inc. and its Affiliates (as hereinafter defined), thereby reinforcing a mutuality of interest with other shareholders, and permitting key employees to share in the Company's growth.

3. **Definitions.** As used in this Plan,

"Affiliate" means (a) a corporation which, for purposes of Section 422 of the Code, is a parent or subsidiary of the Company, and (b) any other entity in which the Company has a substantial equity investment, as designated by the Board.

"Amended Plan" has the meaning set forth in Section 1.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

"Committee" means the Compensation and Executive Development Committee of the Board of Directors.

"Common Shares" means (i) shares of the common stock, without par value, of the Company and (ii) any security into which shares of the common stock, without par value, of the Company may be changed by any transaction or event of the type referred to in Section 10.

"Company" means Lincoln Electric Holdings, Inc., an Ohio corporation.

"Date of Grant" means the date specified by the Committee on which a grant of Options or Tandem Appreciation Rights or an award of Restricted Shares or Deferred Shares shall become effective, which date shall not be earlier than the date on which the Committee takes action with respect thereto.

"Deferral Period" means the period of time during which Deferred Shares are subject to deferral limitations under Section 8.

"Deferred Shares" means an award of the right to receive Common Shares at the end of a specified Deferral Period made pursuant to Section 8.

"Director" means a member of the Board of Directors of the Company.

"Effective Date" has the meaning set forth in Section 1.

"Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee which sets forth the terms and conditions of Options,

Tandem Appreciation Rights, Restricted Shares or Deferred Shares. An Evidence of Award may be in any electronic medium or other media, may be limited to a notation on the books and records of the Company and, with the approval of the Committee, need not be signed by a representative of the Company or a Participant, unless the Committee requires otherwise.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

"Fair Market Value" means, as of any given day, the per share closing price of a Common Share on NASDAQ on the day preceding the day such determination is being made or, if there was no closing price reported on such day, on the most recently preceding day on which such a closing price was reported; or if the Common Shares are not listed or admitted to trading on NASDAQ on the day as of which the determination is being made, the amount determined by the Committee to be the fair market value of a Common Share on such day.

"Incentive Stock Options" means Options that are intended to qualify as "incentive stock options" under Section 422 of the Code or any successor provision.

"NASDAQ" means the National Association of Securities Dealers Automated Quotation system.

"Option" means the right to purchase Common Shares upon exercise of an option granted pursuant to Section 5.

"Optionee" means the Participant named in an Evidence of Award for an outstanding Option.

"Option Price" means the purchase price payable upon exercise of an Option.

"Original Plan" has the meaning set forth in Section 1.

"Participant" means a person who is selected by the Committee to receive awards under this Plan and who is at the time an officer (including an officer who is a member of the Board) or other key employee of the Company or any of its Affiliates. For purposes of awards made pursuant to Section 14, the term shall also include any person who provides services to the Company or an Affiliate that are equivalent to those typically provided by an employee.

"Plan" means the Original Plan and, after the Effective Date, this Lincoln Electric Holdings, Inc. 1998 Stock Plan, as amended, restated and renamed effective as of the Effective Date, as may be further amended from time to time.

"Restricted Shares" means Common Shares awarded pursuant to Section 7 as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred in Section 7 has expired.

"Spread" means the excess of the Fair Market Value per Common Share on the date when Tandem Appreciation Rights are exercised over the Option Price provided for in the Tandem Appreciation Right.

"Tandem Appreciation Right" means an appreciation right granted pursuant to Section 6 that is granted in tandem with an Option.

4. **Shares Available.**

(a) Subject to the sublimits set forth in Section 4(b) and to adjustment as provided in Section 4(c) and Section 10, the total number of Common Shares which may be issued and transferred (i) upon the exercise of Options or Tandem Appreciation Rights, (ii) as Restricted Shares and released from substantial risks of forfeiture thereof or (iii) as Deferred Shares granted or awarded pursuant to this Plan shall not exceed 5,000,000 Common Shares. Such Common Shares may be treasury shares or shares of original issue or a combination of the foregoing. All of the remaining Common Shares available for grant or award under the Amended Plan may be Incentive Stock Options. As of March 19, 2003, a total of 192,099 Common Shares had been issued upon the exercise of Options under the Original Plan, 2,603,715 Common Shares were reserved for issuance and transfer upon the exercise of Options outstanding under the Original Plan and 2,204,186 Common Shares remained available for grant or award under the Amended Plan.

(b) Notwithstanding anything in this Plan to the contrary, but subject to adjustment as provided in Section 10, (i) the aggregate number of Common Shares actually issued or transferred by the Company upon the exercise of Incentive Stock Options shall not exceed 2,204,186 Common Shares; (ii) no individual participant shall be granted Options and Tandem Appreciation Rights, in the aggregate, for more than 1,000,000 Common Shares during any single calendar year; (iii) the aggregate number of Common Shares actually issued by the Company as Restricted Shares or Deferred Shares shall not exceed 500,000 Common Shares; and (iv) during any period of three consecutive fiscal years, the maximum number of Common Shares covered by awards of Restricted Shares or Deferred Shares to any one Participant shall not exceed 500,000 Common Shares.

(c) The number of Common Shares available in Section 4(a) above shall be adjusted to account for and include Common Shares relating to awards that expire or are forfeited, which again shall be available for issuance or transfer hereunder.

5. **Options.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Options to Participants. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each grant shall specify the number of Common Shares to which it pertains, subject to the limitations set forth in Section 4, and shall specify an Option Price per Common Share, which may not be less than the Fair Market Value on the Date of Grant.

(b) Successive grants may be made to the same Optionee whether or not any Options previously granted to such Optionee remain unexercised.

(c) Options granted under this Plan may be (i) Options that are intended to qualify under particular provisions of the Code, including, without limitation, Incentive Stock Options, (ii) Options that are not intended so to qualify under the Code, or (iii) combinations of the foregoing. To the extent any Option does not qualify as an Incentive Stock Option, it shall constitute a separate non-qualified stock option.

(d) Each grant shall specify the period or periods of continuous service by the Optionee with the Company or any of its Affiliates that is necessary before the Options or installments thereof will become exercisable and may provide for earlier exercise of the Option, including, without limitation, in the event of a change in control of the Company or similar event.

(e) No Option shall be exercisable more than 10 years from the Date of Grant.

(f) To the extent required for "Incentive Stock Option" status under Section 422 of the Code, the aggregate Fair Market Value (determined as of the Date of Grant) of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year under the Plan and/or any other stock option plan of the Company (within the meaning of Section 424 of the Code) shall not exceed $100,000.

(g) An Optionee may exercise an Option in whole or in part at any time and from time to time during the period within which an Option may be exercised. To exercise an Option, an Optionee shall give written notice to the Company specifying the number of Common Shares to be purchased and provide payment of the Option Price and any other documentation that may be required by the Company.

(h) The Option Price shall be payable (i) in cash or by other consideration acceptable to the Company, (ii) at the discretion of the Committee, by the actual or constructive transfer to the Company of Common Shares owned by the Optionee for at least 6 months having a value at the time of exercise equal to the total Option Price, or (iii) by a combination of such methods of payment.

(i) To the extent permitted by applicable law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a broker on a date satisfactory to the Company of some or all of the Common Shares to which such exercise relates.

(j) An Optionee shall be treated for all purposes as the owner of record of the number of Common Shares purchased pursuant to exercise of the Option (in whole or in part) as of the date the conditions set forth in Section 5(g) are satisfied. Upon the effective exercise of an Option (in whole or in part), the Board shall deliver to the Optionee the number of Common Shares for which the Option is exercised, adjusted for any Common Shares sold or withheld in connection with such exercise.

(k) The Committee may permit Optionees to elect, or may require Optionees to defer, the issuance of Common Shares or cash under this Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(l) On receipt of written notice to exercise, the Committee may, in its sole discretion, elect to cash out all or part of the portion of the Option(s) to be exercised by paying the Optionee an amount, in cash or Common Shares, equal to the excess of the Fair Market Value of the Common Shares over the Option Price on the effective date of such cash-out.

(m) Each grant of Options shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Committee may approve.

6. **Tandem Appreciation Rights.** (a) The Committee may authorize the granting to any Optionee of Tandem Appreciation Rights in respect of Options granted hereunder. A Tandem Appreciation Right shall be a right of an Optionee, exercisable by surrender of the related Option, to receive from the Company an amount equal to the Spread at the time of exercise. Tandem Appreciation Rights may only be granted concurrently with the related Option. Any grant of Tandem Appreciation Rights shall provide that such Tandem Appreciation Rights may be exercised only at a time when the related Option is also exercisable and by surrender of the related Option for cancellation.

(b) Each grant of Tandem Appreciation Rights may utilize any or all of the following authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(i) Any grant may specify that the amount payable on exercise of a Tandem Appreciation Right may be paid by the Company in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Committee the right to elect among those alternatives.

(ii) Any grant may specify that the amount payable on exercise of a Tandem Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) The Committee may permit Participants to elect, or may require Participants to defer, the issuance of Common Shares or cash paid in respect of Tandem Appreciation Rights under this Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Committee also may provide that deferred issuances and settlements of Common Shares paid in respect of Tandem Appreciation Rights include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(v) Any grant may specify additional periods of continuous service by the Participant with the Company or any of its Affiliates that are necessary before the Tandem Appreciation Rights or installments thereof will become exercisable and may provide for earlier exercise of the Tandem Appreciation Right, including, without limitation, in the event of a change in control of the Company or similar event.

(vi) Any grant may specify that such Tandem Appreciation Right may be exercised only in the event of a change in control.

(vii) Each grant of Tandem Appreciation Rights shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Committee may approve.

7. **Restricted Shares.** The Committee may also authorize the award of Restricted Shares to Participants. Each award of Restricted Shares may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each such award shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such award shall provide that the Restricted Shares covered by such award shall be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period of not less than three (3) years to be determined by the Committee at the Date of Grant and may provide for the earlier lapse of such substantial risk of forfeiture in the event of retirement, death or disability or upon a change in control of the Company or similar event.

(c) Each such award shall provide that during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(d) Any such award of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(e) Each award of Restricted Shares shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, all certificates representing Restricted Shares shall be held in custody by the Company until all restrictions thereon shall have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Restricted Shares.

8. **Deferred Shares.** The Committee may also authorize the award of Deferred Shares to Participants. Each award of Deferred Shares may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each such award shall constitute the agreement by the Company to deliver Common Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Committee may specify.

(b) Each such award shall be subject to a Deferral Period of not less than three (3) years, as determined by the Committee at the Date of Grant, and may provide for the earlier lapse or other modification of such Deferral Period in the event of retirement, death or disability or upon a change in control of the Company or similar event.

(c) During the Deferral Period, the Participant shall have no right to transfer any rights under his or her award and shall have no rights of ownership in the Deferred Shares and shall have no right to vote them, but the Committee may, at or after the Date of Grant, authorize the payment of dividend equivalents on such Deferred Shares on either a current or deferred or contingent basis, either in cash or in additional Deferred Shares.

(d) Each award of Deferred Shares shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Committee may approve.

9. **Transferability.** Except as otherwise determined by the Committee, no Option, Tandem Appreciation Right, Restricted Share or Deferred Share granted or awarded under the Plan shall be transferable by a Participant except by will or the laws of descent and distribution. Except as otherwise determined by the Committee, Options and Tandem Appreciation Rights shall be exercisable during the Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity to do so, the Participant's guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law and court supervision.

10. **Adjustments.** The Committee may make or provide for such adjustments in the price per Common Share applicable to Options and Tandem Appreciation Rights and in the number or kind of shares or other securities covered by outstanding Options, Tandem Appreciation Rights, Restricted Shares and Deferred Shares granted or awarded hereunder as the Committee in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of Participants that would otherwise result from any (a) stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company; (b) merger, consolidation, separation, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase stock; or (c) other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration, including cash, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all grants or awards so replaced. The Committee may also make or provide for such adjustments in the number of shares specified in Section 4 as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 10; provided, however, that any such adjustment to the number specified in Section 4(b)(i) shall be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail so to qualify.

11. **Withholding.** No later than the date as of which an amount first becomes includible in the gross income of the Participant for applicable income tax purposes with respect to any grant or award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state or local taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Committee, the minimum required withholding obligations may be settled with Common Shares, including Common Shares that are part of the grant or award that gives rise to the withholding requirement. The obligations of the Company under this Plan shall be conditional on such payment or arrangements and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

12. **Governing Law.** The Plan and all grants and awards and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Ohio.

13. **Fractional Shares.** The Company shall not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions for cash.

14. **Foreign Employees.** In order to facilitate the making of any grant or award under this Plan, the Committee may provide for such special terms for grants or awards to Participants who are foreign nationals or who are employed by the Company or any Affiliate outside of the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restate-

B-6

ments or alternative versions of this Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

15. **Administration.** (a) This Plan shall be administered by the Committee, which is composed of not less than three Directors appointed by the Board. The members of the Committee shall be "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act (or any successor rule to the same effect) as in effect from time to time and "outside directors" within the meaning of Section 162(m) of the Code. A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority of the members of the Committee who are present at any meeting of the Committee at which a quorum is present, or any actions of the Committee that are unanimously approved by the members of the Committee in writing, shall be the acts of the Committee. To the extent permitted by applicable law, the Committee shall have the authority to delegate responsibility and authority for the operation and administration of this Plan, appoint employees and officers of the Company and Affiliates to act on its behalf, and employ persons to assist in fulfilling its responsibilities under this Plan.

(b) The interpretation and construction by the Committee of any provision of this Plan or of Evidence of Award or other agreement, notification or document relating to Options, Tandem Appreciation Rights, Restricted Shares or Deferred Shares and any such determination by the Committee shall be final and conclusive. No member of the Committee shall be liable for any such action taken or determination made in good faith.

16. **Amendment.** Notwithstanding anything herein to the contrary, the Board or the Committee may, at any time, terminate or, from time to time, amend, modify or suspend this Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with the rules of NASDAQ, or if the Common Shares are not quoted on NASDAQ, the principal national securities exchange upon which the Common Shares are traded or quoted, shall not be effective unless and until such approval has been obtained. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans or otherwise without shareholder approval to the extent permitted by applicable law and the rules of NASDAQ or any such exchange. Without limiting the generality of the foregoing, the Committee may amend this Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof. Furthermore, no amendment, alteration or discontinuation of this Plan shall be made which would impair the rights of a Participant with respect to any outstanding grant or award under this Plan without the Participant's consent, or which, without approval of the Company's shareholders, would (a) except as expressly provided in this Plan, increase the total number of Common Shares reserved for this Plan or (b) extend the maximum term of any grants or awards under this Plan.

17. **Effective Date.** The Original Plan became effective May 19, 1998. The Amended Plan shall become effective as of the Effective Date if it is approved by the shareholders of the Company at a meeting duly held in accordance with Ohio law within 12 months after March 31, 2003, the date the Amended Plan was adopted by the Board. Any award of Tandem Appreciation Rights, Restricted Shares or Deferred Shares under this Plan shall be null and void if the Plan is not approved by the shareholders within such 12-month period.

18. **Term.** No grant or award shall be granted pursuant to this Plan on or after March 5, 2008 (the tenth anniversary of the date the Original Plan was adopted by the Directors of The Lincoln Electric Company), but awards granted prior to such tenth anniversary may extend beyond that.

19. **Grants or Awards in Substitution for Awards Granted by Other Companies.** Grants or awards may be granted under this Plan in substitution for grants or awards held by employees of a company who become employees of the Company or an Affiliate as a result of the acquisition, merger or consolidation of the employer company by or with the Company or an Affiliate. The terms, provisions and benefits of the substitute awards so granted may vary from those set forth in or authorized by this Plan to such extent as the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the terms, provisions and benefits of grants or awards in substitution for which they are granted.

20. **No Right to Employment.** This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Affiliate and shall not interfere in any way with any right that the Company or any Affiliate would otherwise have to terminate any Participant's employment or other service at any time.



Wellington Center, 777 Alpha Drive, Highland Heights, Ohio
(440) 461-9211

NOTE TO PARTICIPANTS IN THE LINCOLN ELECTRIC COMPANY 401(K) PLAN. If you are a Named Fiduciary and participant in the Plan, you have the right to direct Fidelity Management Trust Company, as Trustee for the Plan, to vote the shares allocated to your Plan account. Please note that the number of shares reported on this card is an equivalent number of shares based on the units credited to your account under the Plan. To direct the Trustee by mail to vote the shares allocated to your account, please mark the voting instruction form below and sign and date it on the reverse side. A postage-paid envelope for mailing has been included with your materials. To direct the Trustee by telephone or over the Internet to vote the shares allocated to your account, please follow the instructions and use the **Control Number** given on the reverse side.

If you do not give specific voting directions on the voting instruction form or when you vote by phone or over the Internet, the Trustee will vote your shares as recommended by the Board of Directors. If you do not return the voting instruction form or do not vote by phone or over the Internet, the Trustee shall not vote your shares. Plan shares representing forfeited Account values that have not been reallocated at the time of the proxy solicitation will be voted by the Trustee in proportion to the way other Plan participants directed their shares to be voted.

> **YOUR VOTE IS IMPORTANT!**
> **Be sure that your shares are represented. Whether or not you plan to attend the Annual Meeting, please vote your shares by mail, by telephone or over the Internet.**

- Please fold and detach card at perforation before mailing. -

LINCOLN ELECTRIC HOLDINGS, INC.
Annual Meeting of Shareholders, May 1, 2003   **PROXY AND VOTING INSTRUCTION FORM**

The Board of Directors recommends a vote **FOR** all nominees listed below in Proposal 1 and **FOR** Proposals 2 and 3. If you do not give specific voting instructions, your votes will be cast **FOR** all nominees in Proposal 1 and **FOR** both Proposals 2 and 3.

1.   Election of Directors:
        Class Whose Term Ends in 2004: (01) *Frank L. Steingass.*
             ☐ **FOR**   ☐ **WITHHOLD**
        Class Whose Term Ends in 2006: (02) *Harold L. Adams,* (03) *Robert J. Knoll,* (04) *Henry L. Meyer III and* (05) *John M. Stropki, Jr.*
             ☐ **FOR**   ☐ **WITHHOLD**   ☐ **FOR ALL EXCEPT:**
Vote withheld from the following

2.   Amendment of the Company's 1998 Stock Option Plan.
             ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**
3.   Ratification of Independent Auditors.
             ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**
☐   I plan to attend the Annual Meeting.
☐   I consent to access future shareholder communications over the Internet as stated in the Proxy Statement.
☐   Change of Address:

V O T E   B Y   T E L E P H O N E

Have your proxy and voting instruction form available when you call the **Toll-Free number 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your Control Number and then you can follow the simple prompts that will be given to you to record your vote.

V O T E   B Y   I N T E R N E T

Have your proxy and voting instruction form available when you access the website **http://www.votefast.com**. You will be prompted to enter your Control Number and then you can follow the simple prompts that will be given to you to record your vote.

V O T E   B Y   M A I L

Please mark, sign and date your proxy and voting instruction form and return it in the **postage-paid envelope** provided or return it to: Stock Transfer Dept. (LEH), National City Bank, P.O. Box 94509, Cleveland, Ohio 44101-4500.

Vote by Telephone Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	**Vote by Internet** Access the Website and cast your vote: **http://www.votefast.com**	**Vote by Mail** Return your proxy and voting instruction form in the postage-paid envelope provided.

Telephone and Internet access is available 24 hours a day, 7 days a week. In order to be counted in the final tabulation, your telephone or Internet vote must be received by 11:59 p.m. Eastern Daylight Time on April 25, 2003 if you are a Plan participant, or by 11:59 p.m. Eastern Daylight Time on April 30, 2003 if you are a registered holder.

YOUR CONTROL NUMBER IS:

- Please fold and detach card at perforation before mailing. -

---

LINCOLN ELECTRIC HOLDINGS, INC   **PROXY AND VOTING INSTRUCTION FORM**

THIS PROXY AND THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MAY 1, 2003.

The shareholder signing this card appoints Anthony A. Massaro, H. Jay Elliott and Frederick G. Stueber, together or separately, as proxies, each with the power to appoint a substitute. They are directed to vote, as indicated on the reverse side of this card, all the Lincoln Electric common shares held by the signing shareholder on the record date, at the Company's Annual Meeting of Shareholders to be held at 10:30 a.m. on May 1, 2003, or at any adjournment of the meeting, and, in their discretion, on all other business properly brought before the meeting.

As described more fully in the proxy statement and on the reverse side, this card also provides voting instructions to Fidelity Management Trust Company, as Trustee under The Lincoln Electric Company 401(k) Plan. The signing Plan participant directs the Trustee to vote, as indicated on the reverse side of this card, all the Lincoln Electric common shares credited to the account of the signing Plan participant as of the record date, at the Annual Meeting of Shareholders, and in the Trustee's discretion, on all other business properly brought before the meeting.

Signature(s)

Date: , 2003

Please sign exactly as your name or names appear opposite. If shares are held jointly, all joint owners should sign. When signing as executor, administrator, attorney, trustee or guardian, etc., please give your full title.